T. Rowe Price®

TRUE TO OUR **CORE**

T. ROWE PRICE GROUP
ANNUAL REPORT 2013

FIG. 1 **INVESTMENT CAPABILITIES**



Our investment capabilities are broad.
WE THOUGHTFULLY BUILD ON THEM TO MEET CHANGING CLIENT NEEDS.

We offer a full range of investment strategies, including equity, fixed income, and asset allocation portfolios. New offerings leverage proven strengths, always with the goal of delivering long-term value to clients.

Collaboration helps uncover opportunities

A complex global economy demands collaboration across regions, sectors, and asset classes. Our fixed income and equity analysts frequently work together, exchanging ideas and insights and meeting with company management teams. This approach helps us discover investment opportunities others may have missed and build a thorough understanding of those opportunities across the capital structure.



The firm's asset allocation team, including **Kim Dedominicis, Wyatt Lee,** and **Jerome Clark,** is responsible for target date product innovation.

Much collaboration occurs across time zones and disparate locations. A proprietary information system gives portfolio managers and analysts instant access to every research report created around the globe. Current and past stock ratings and reports are stored in a central database so associates in different regions can quickly share and cross-check their findings.

23 YEARS

of experience designing and developing asset allocation strategies.

New solutions build on existing capabilities

As client needs evolve, however, we must do more than collaborate—we must also innovate. In many cases, this means thoughtfully building on the foundation of existing capabilities, further extending our core.

One notable example of our ability to innovate can be found in our asset allocation strategies. As a leader in this area since 1990, our core offerings have a long track record of success. Yet we continue to look for opportunities to apply what we've learned to meet diverse client needs. In 2013, the firm launched a second suite of retirement date funds as well as the Global Allocation Fund. These new strategies reflect distinct client objectives, but in each case the underlying approach remains rooted in helping clients reach their long-term goals.

FIG. 2

DIVERSIFIED DISTRIBUTION



We help a wide range of clients pursue their goals.

THIS DIVERSITY IS A SOURCE OF STRENGTH AND OPPORTUNITY.

We serve an increasingly diverse group of clients, including institutions, intermediaries, and individuals. And over the decades we've gradually broadened our investment capabilities around the globe and across asset classes. This combination of diversity and breadth provides stability for our firm while strengthening our ability to serve clients.

Proven service capabilities apply to new client segments

A diverse distribution model helps us identify opportunities to apply capabilities strategically, as new client needs emerge. In this manner, we build upon our strengths while exploring new ways to bring our products and services to market for new client segments.

For example, our decades of experience providing guidance to individual investors and serving defined contribution plans recently evolved into the one-on-one retirement consultations we now offer retirement plan participants. Similarly, our Social Security Benefits Evaluator, initially designed to help individuals understand how and when to take benefits, is also proving valuable for advisors who seek new ways to serve their own clients—especially among the ranks of baby boomers.

38%

of participants adjusted their asset allocation after a one-on-one consultation.*

Data compiled between 7/15/2013 and 12/31/2013



As members of the marketing leadership team, **Sylvia Toense**, **Heather Dzielak**, **Carl Negin**, and **Kristin Seeberger** are charged with earning client confidence through consistent, reliable experiences.

Investing in people and technology helps ensure reliable client experiences

Rapid advancements in digital technology are changing the way we do business and the way investors interact with us. Continuous reinvestment in our technology, tools, processes, and infrastructure—and the associates who support them—enables us to respond to changing demands while striving for consistently excellent client experiences.

FIG. 3

CORPORATE SOCIAL RESPONSIBILITY



We're committed to financial education for children. **IT'S A CRITICAL INVESTMENT IN OUR FUTURE.**

T. Rowe Price attracts associates who are committed to serving others. This begins with providing responsible and reliable investment services. It extends to our culture of giving and community outreach and to our focus on financial education—especially for children.

Grant signals deepening relationship

Last year, the T. Rowe Price Foundation awarded a $250,000 grant to **Junior Achievement** (JA), a longstanding partner whose mission aligns well with our emphasis on education and building financial capabilities. In 2013, we introduced two new programs that bring this vision to life.

75,000
children nationally will be affected by this campaign in its first year online.

National pilot extends our reach into the classroom

In October 2013, T. Rowe Price and JA launched **moneyconfidentkids.com/JA**—a Web portal designed as a go-to resource on financial education for parents, educators, and students. The website also serves as a gateway to **The Great Piggy Bank Adventure®** online game. The game and supplemental materials augment existing JA programs for young people age 8–14 and support our volunteers who want to enhance the JA experience using technology. Nationwide, 10 cities are piloting this initiative to determine how best to incorporate the online game into classroom curriculums.

24,000
students, teachers, and volunteers will use our storefront in its first year of operation.

Investor Center introduced to JA BizTown

Junior Achievement of Central Maryland's JA BizTown® encourages students to learn about the free enterprise system by participating in a simulated town economy. This past November, T. Rowe Price opened a storefront within JA BizTown—designed and built entirely by associates. Associates also regularly volunteer to assist and encourage children visiting and working in the other 13 businesses now operating in the simulated town.

Students from **Elmwood Elementary** work in the JA BizTown T. Rowe Price Investor Center, putting into practice important lessons about saving and spending wisely.


SAVE FOR COLLEGE!

Dear Stockholder:

Two thousand thirteen was rewarding for many equity investors and subdued for most fixed income investors. Developed countries' equity markets provided exceptional returns that greatly exceeded the expectations of most market participants. U.S. stocks, measured by the S&P 500 Stock Index, returned approximately 32%, and the NASDAQ Composite Index, which is heavily weighted with technology companies, returned a phenomenal 38%. European markets on average gained about 26%. The Japanese stock market was rewarding for investors despite the weakness of the yen. Emerging markets struggled, with many markets in negative territory.

Anticipating an eventual shift in Federal Reserve policy and reflecting ongoing economic strength in the U.S., fixed income markets struggled as interest rates rose during the year. The Barclays U.S. Aggregate Bond Index declined by about 2%. Treasury securities were weak, with the 10-year Treasury declining by almost 8%. As has been the case in recent years, the best returns were in corporate and high yield bonds. Money market fund yields and Treasury bills continued to generate meager gains.

FINANCIAL PERFORMANCE

For 76 years, our guiding principle has been to put clients first. When our clients succeed, our company succeeds. This was certainly the case in 2013. Reflecting the strong growth in equity markets, assets under management rose from $577 billion at the beginning of 2013 to $692 billion on December 31, 2013. Average assets under management for the year rose from $549 billion in 2012 to $634 billion in 2013. Market gains generated all of this asset growth. Indeed, for the first time since 2001, our net cash flow from investors was negative, to the tune of $12 billion.

Clients redeem assets for several reasons. They may be unhappy with performance or client service, they may need to liquidate investments to meet other needs, they may change the asset allocation of their portfolios, or they may change their investment objectives altogether.

We feel slightly better about the fact that a substantial portion of these negative cash flows were attributable to several large clients making changes to their asset allocation and investment objectives.

Because of higher assets under management, our revenues grew from $3 billion in 2012 to nearly $3.5 billion in 2013. Net income rose from $884 million to $1.05 billion, and fully diluted earnings rose from $3.36 per share to $3.90 per share. Our balance sheet remains exceptionally strong, with no debt and cash and long-term investments of $3 billion. Our return on equity exceeded 24%.

In recognition of our solid financial performance, the Board of Directors increased our annual regular dividend in February 2013 from $1.36 per share to $1.52 per share. This was the 27th consecutive year of increasing our dividend since our 1986 IPO.

As we try to be opportunistic and price sensitive, we curtailed our stock repurchases in 2013 to approximately $14 million, which was lower than in recent years.

BUILDING FOR THE FUTURE

The foundation for our company's future success is built on strong investment performance, outstanding client service, and client-driven innovation. In terms of investment performance, 2013 was a solid year, with 71%, 76%, 77%, and 82% of our mutual funds across their share classes outperforming their Lipper averages for the last 1, 3, 5, and 10 years, respectively. The performance of our institutional funds against their benchmarks was substantially similar. Several of our U.S. equity strategies, including our small-cap and large-cap growth strategies, performed extraordinarily well, and a few of our non-U.S. equity strategies, including

European equity and global equity, also performed very well. In fixed income, our high yield strategies continue to generate strong returns over most time periods. Recognizing this performance, Morningstar nominated three of our portfolio managers for its fund manager of the year awards. Mark Vaselkiv (High Yield), David Giroux (Capital Appreciation), and Larry Puglia (Blue Chip Growth) were nominated in their respective categories. We've never had three individual managers receive nominations in one calendar year. Even though none claimed the top prize, their nominations represent the well-earned recognition of outstanding performance.

We believe that future success will also be driven by new investment strategies we introduce and our ability to reach and serve clients who need them. Over the last several years, we have invested heavily in our global fixed income and global equity capabilities so that we might grow these businesses and diversify our portfolio of opportunities. In 2013, we introduced the Global Allocation Fund, which builds on our expertise of managing asset allocation portfolios. The globally diversified fund seeks long-term total return by investing in capital market opportunities across nearly 20 asset classes and sectors, including alternative investments. We also launched the new Target Retirement Funds, which are structured with lower equity exposure than our existing Retirement Funds. Special kudos go to our asset allocation team, which has done an outstanding job for our clients. During 2013, we conducted a thorough review of our distribution strategies and organization, and developed plans to broaden and deepen our coverage globally in the coming years.

We invested heavily in both human and physical capital in 2013. We completed several real estate projects, including expansions and improvements in our Maryland, London, Tokyo, and Singapore offices. After a thorough analysis, we decided to renew our headquarters lease in downtown Baltimore through 2027. We spent nearly $106 million on a range of capital projects to enhance our capabilities and improve our service reliability. To deepen our investment staff and expand our client service capabilities, we added approximately 300 associates during the year. At the same time, several of our investment professionals elected to leave the firm over the last year. While we cannot always anticipate departures, we are prepared for them. Indeed, our talent review and succession planning efforts enabled us to quickly name successors. We have invested significant resources in our capabilities to serve the best interests of our clients, and we will continue to do so.

FINANCIAL HIGHLIGHTS

(in millions, except assets under management and per-share data)

	2012	2013
Assets under management at December 31 (in billions)	$ 577	$ 692
Net revenues	$ 3,023	$ 3,484
Net income	$ 884	$ 1,048
Net cash provided by operating activities	$ 903	$ 1,233
Basic earnings per common share	$ 3.47	$ 4.02
Diluted earnings per common share	$ 3.36	$ 3.90
Cash dividends per common share*	$ 2.36	$ 1.52
Stockholders' equity at December 31	$ 3,846	$ 4,818

**2012 includes a $1.00 special dividend paid on December 28, 2012.*

GROWTH, ASSETS UNDER MANAGEMENT, AND PERFORMANCE

One of the dilemmas in the investment management business is the dynamic arising from generating strong investment performance, which attracts assets but can make it more challenging to generate future performance. As our company has grown, we have worked to manage this dynamic. And, as you would imagine, this is a frequent topic of conversation within our company. Prudent growth in our business is an integral component of how we create value for you, our stockholders. At the same time, we have to be sensitive about how our continued success and asset growth affects our ability to invest on behalf of existing clients. While we always seek to attract new business, ranging from the smallest individual investor to the largest institutional investor, we are committed to doing so in the context of protecting the interests of our existing investors. Put another way, growth for growth's sake is not our objective. Meeting clients' needs is our objective.

Reflecting on the substantial growth in assets in recent years, we decided to close several of our small-company investment strategies to new investors, effective December 31, 2013. We made a similar decision over a year ago with respect to our high yield bond strategy and several years ago with our mid-cap strategies. We do not take these actions lightly. When continued asset growth may limit our ability to successfully invest, we opt to curtail inflows to protect clients' interests.

TRANSITIONS

Last year we lost two former colleagues who played important roles in our company's history. Jack Laporte, longtime portfolio manager of the New Horizons Fund, retired at the end of 2012. We cited Jack's many contributions in last year's letter. Unfortunately, Jack passed away in August. Jack had a long and stellar career as an investor and played an integral role in building and leading our organization. Our thoughts and prayers go out to Jack's family.

In December, Curran (Cub) W. Harvey passed away at the age of 84. Cub served as our president in the early 1980s when he led our company during a tumultuous period for financial markets and a time when our company was recovering from the turmoil of the 1970s. Cub's steady hand and the respect he commanded were invaluable in helping position T. Rowe Price to become the company we are today. We extend our sympathy to Cub's family.

In terms of a happier transition, our associate, Lillian Mathews, retired after a 45-year career with the company. It's hard to believe that Lillian joined us during the first Nixon administration. Well done, Lillian.

BOARD CHANGES

We welcomed three new members to our Board of Directors in 2013. Dr. Freeman Hrabowski joined us in January. Freeman is a leading educator with significant public company Board experience. In June, we welcomed the Honorable Olympia Snowe, a former U.S. Senator from Maine. During her distinguished career, Olympia was a role model of bipartisan leadership, and we are fortunate to have her perspective. Mark Bartlett joined the Board in December. Mark brings strong accounting and audit expertise to our Board. He joined us in anticipation of the upcoming retirement of our long-serving director, Jim Brady. Jim chaired our Audit Committee for many years and has always had a unique ability to translate the most complex accounting issues into plain English. On behalf of all stockholders, Jim, thank you for your service.

THE YEAR AHEAD

Looking ahead, we believe that 2014 will be a good year for global growth. The U.S. economy continues to grow at a moderate pace, supported by improvements in the housing and labor markets. In Europe, economic growth is mixed, though it appears to be strengthening, while Japan is in the early stages of an economic recovery. China and India continue to generate healthy, albeit volatile, rates of growth, and we believe many emerging market economies should do well in 2014. The question, of course, is to what extent recent global equity gains have discounted continued positive economic news. Corporate balance sheets are in very good shape, but because valuations are somewhat extended, our view is that equity returns will moderate relative to the strong pace of the last couple of years.

All eyes will be focused on the Federal Reserve under new Chair Janet Yellen. Financial markets have thus far uneventfully digested the news that the Fed would gradually reduce its asset purchases in 2014. It remains unclear as to how the Fed's unwinding program will evolve and affect interest rates. Fixed income returns have been subdued, and we expect this pattern to continue in 2014.

We continually invest in our capabilities to ensure that we can deliver for our clients. Our financial position remains exceptionally strong. We are prepared for short-term periods of adversity should the market backdrop prove more challenging. As always, we maintain our focus on providing our clients with outstanding performance, service, and guidance. Thank you for your continued confidence in T. Rowe Price.

THANK YOU FOR THE CONFIDENCE YOU HAVE SHOWN BY INVESTING IN T. ROWE PRICE.



Brian C. Rogers
Chairman and CIO



James A.C. Kennedy
CEO and President

February 14, 2014

BOARD OF DIRECTORS



FRONT ROW

MARK S. BARTLETT*
Retired Managing Partner
Ernst & Young

MARY K. BUSH
President
Bush International, LLC

JAMES T. BRADY
Mid-Atlantic Managing Director
Ballantrae International Ltd.

ANNE MARIE WHITTEMORE
Partner
McGuireWoods LLP

EDWARD C. BERNARD
Vice Chairman

BACK ROW

BRIAN C. ROGERS
Chairman and Chief Investment Officer

SENATOR OLYMPIA J. SNOWE*
Chief Executive
Olympia Snowe, LLC

DR. ALFRED SOMMER
Dean Emeritus and University Distinguished Service Professor
Johns Hopkins Bloomberg School of Public Health

DR. FREEMAN A. HRABOWSKI III*
President
University of Maryland, Baltimore County

JAMES A.C. KENNEDY
Chief Executive Officer and President

ROBERT F. MACLELLAN
Non-Executive Chairman
Northleaf Capital Partners

DONALD B. HEBB, JR.
Chairman
ABS Capital Partners

DWIGHT S. TAYLOR
Retired President
COPT Development & Construction Services, LLC

New director in 2013.

FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

(in millions, except per-share data)



NET REVENUES
NET OPERATING INCOME
NET INCOME
NET CASH PROVIDED BY OPERATING ACTIVITIES
$4,000
$3,000
$2,000
$1,000
$0

	2009	2010	2011	2012	2013
Net revenues	$ 1,867	$ 2,367	$ 2,747	$ 3,023	**$ 3,484**
Net operating income	$ 702	$ 1,037	$ 1,227	$ 1,364	**$ 1,637**
Net income	$ 434	$ 672	$ 773	$ 884	**$ 1,048**
Net cash provided by operating activities	$ 536	$ 733	$ 948	$ 903	**$ 1,233**
Assets under management at December 31 (in billions)	$ 391.3	$ 482.0	$ 489.5	$ 576.8	**$ 692.4**

	2009	2010	2011	2012	2013
Per common share information					
Basic earnings	$ 1.69	$ 2.60	$ 3.01	$ 3.47	**$ 4.02**
Diluted earnings	$ 1.65	$ 2.53	$ 2.92	$ 3.36	**$ 3.90**
Cash dividends declared[1]	$ 1.00	$ 1.08	$ 1.24	$ 2.36	**$ 1.52**
Weighted-average common shares outstanding	255.9	257.2	255.6	253.4	**258.3**
Weighted-average common shares outstanding assuming dilution	262.3	265.1	263.3	261.0	**266.3**
Balance sheet data at December 31					
Total assets	$ 3,210	$ 3,642	$ 3,770	$ 4,203	**$ 5,033**
Stockholders' equity	$ 2,882	$ 3,297	$ 3,421	$ 3,846	**$ 4,818**

[1] Cash dividends declared in 2012 includes a special dividend of $1.00 per share that we paid on December 28, 2012.

COMMON STOCK PERFORMANCE

Our common stock trades on the NASDAQ Global Select Market under the symbol TROW. This table compares the total cumulative return on our common stock to that of the indexes for the NASDAQ Financial Stocks, the S&P 500, and the NASDAQ Asset Manager Index. For purposes of this presentation, we assume that $100 was invested in our common stock and each of the indexes on December 31, 2008, and that all subsequent dividends have been reinvested. We have calculated this information based on data provided by NASDAQ OMX Global Indexes and data obtained from Standard & Poor's website (standardandpoors.com).


TROW
S&P 500
NASDAQ FINANCIALS[1]
NASDAQ ASSET MANAGER INDEX[1]
$300
$250
$200
$150
$100
$50
$0
2008
2009
2010
2011
2012
2013
$268
$228
$220
$182

[1] As a result of a change in the total return data made available to us through our vendor provider, our performance graphs going forward will be using the NASDAQ Asset Manager Index provided by NASDAQ OMX Global Indexes. Please note, information for the NASDAQ Financial Stocks Index is provided only from December 31, 2008 through December 31, 2013, the last day this data was made available by our third-party index provider.

The following table presents our common stock prices as ranges for each quarter over the past two years. Closing prices are indicated.


$90
$80
$70
$60
$50
$65.30
$62.96
$63.30
$65.12
$74.87
$73.20
$71.93
$83.77
2012
2013

	2012 Q1	2012 Q2	2012 Q3	2012 Q4	2013 Q1	2013 Q2	2013 Q3	2013 Q4
Dividends declared per share	$.34	$.34	$.34	$1.34[2]	$.38	$.38	$.38	$.38

[2] Includes a special dividend of $1.00 per share that we paid on December 28, 2012.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Our revenues and net income are derived primarily from investment advisory services provided to individual and institutional investors in our U.S. sponsored mutual funds and other investment portfolios. The other investment portfolios include separately managed accounts, subadvised funds, and other sponsored investment portfolios including collective investment trusts, target-date retirement trusts and Luxembourg-based funds offered to investors outside the U.S. and portfolios offered through variable annuity life insurance plans in the U.S. Investment advisory clients outside the U.S. account for 6.5% of our assets under management at December 31, 2013.

We manage a broad range of U.S., international and global stock, bond, and money market mutual funds and other investment portfolios, which meet the varied needs and objectives of individual and institutional investors. Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management affect our revenues and results of operations.

We remain debt-free with substantial liquidity and resources that allow us to take advantage of attractive growth opportunities; invest in key capabilities, including investment professionals, technologies, and new fund offerings; and, most importantly, provide our clients with strong investment management expertise and service both now and in the future. In the coming years, we expect to increase funding for long-term initiatives to sustain and deepen our investment talent, expand capabilities through enhanced technology, and broaden our distribution reach globally, including Italy and Germany.

Background

U.S. stocks produced excellent returns in 2013, as the economy and the labor market strengthened—despite federal tax increases and spending cuts that took effect in the first quarter. The Federal Reserve continued their purchase of Treasuries and agency mortgage-backed securities during the year to suppress long-term interest rates. The equity market also overcame a sharp increase in longer-term rates stemming from the concern over the Fed's plans to curtail its asset purchases, as well as the October U.S. government shutdown and debt ceiling showdown. The mid-December announcement that the Fed would reduce its asset purchases starting in January 2014 did not dismay investors because the central bank pledged to keep short-term interest rates low as long as inflation remains contained. Equities in developed non-U.S. markets underperformed U.S. shares but still produced very good returns. Many parts of the eurozone emerged from recession, while Japan benefited from highly accommodative fiscal and monetary policies and a sharply weaker yen. Emerging markets equities fell slightly amid slowing economic growth in developing countries and fears that smaller Fed asset purchases would lead to reduced global liquidity.

Results of several major equity market indexes for the full year 2013 are as follows:

Index	
S&P 500 Index	32.4%
NASDAQ Composite Index (excluding dividends)	38.3%
Russell 2000 Index	38.8%
MSCI EAFE (Europe, Australasia, and Far East) Index	23.3%
MSCI Emerging Markets Index	(2.3)%

Global bonds produced mostly negative returns in 2013. In the U.S., high yield bonds produced solid gains and significantly outperformed investment-grade issues amid favorable corporate fundamentals and strong demand for securities with a yield advantage. Investment-grade bonds declined; intermediate- and long-term Treasuries fared worst as longer-term interest rates rose sharply amid stronger growth and expectations for smaller Fed asset purchases. The 10-year Treasury note yield finished 2013 at 3.0% versus 1.8% at the end of 2012. Government bonds in developed non-U.S. markets produced moderate losses in U.S. dollar terms. Emerging markets debt underperformed because of factors such as currency weakness and fears that the Fed tapering would decrease global liquidity.

Results of several major bond market indexes for the full year 2013 are as follows:

Index	
Barclays U.S. Aggregate Bond Index	(2.0)%
Credit Suisse High Yield Index	7.5%
Barclays Municipal Bond Index	(2.6)%
Barclays Global Aggregate Ex-U.S. Dollar Bond Index	(3.1)%
JPMorgan Emerging Markets Index Plus	(8.3)%

Assets Under Management

Reflecting the strong growth in equity markets, our assets under management ended 2013 at a record $692.4 billion, an increase of $115.6 billion from the end of 2012. Market appreciation drove this increase as $127.6 billion in market gains and income, net of distributions not reinvested, were reduced by net cash outflows of $12.0 billion in the 2013 year.

Assets under management (in billions) at the end of the year and changes during each of the last three years are detailed below.

Assets Under Management by Investment Portfolio

December 31,	2011	2012	2013
Sponsored U.S. mutual funds	$ 289.4	$ 346.9	$ 435.3
Other investment portfolios	200.1	229.9	257.1
Total	**$ 489.5**	**$ 576.8**	**$ 692.4**

Assets Under Management by Investment Objective

December 31,	2011	2012	2013
Stock and blended asset	$ 352.4	$ 421.1	$ 537.0
Fixed income portfolios	137.1	155.7	155.4
Total	**$ 489.5**	**$ 576.8**	**$ 692.4**

Components of Changes in Assets Under Management

Year ended December 31,	2011	2012	2013
Assets under management at beginning of year	$ 482.0	$ 489.5	$ 576.8
Net cash flows			
Sponsored U.S. mutual funds	11.0	15.7	10.2
Other investment portfolios	3.1	1.5	(22.2)
	14.1	17.2	(12.0)
Net market gains (losses) and income	(5.8)	70.7	128.4
Distributions not reinvested	(.8)	(.6)	(.8)
Change during the period	7.5	87.3	115.6
Assets under management at end of year	**$ 489.5**	**$ 576.8**	**$ 692.4**
Assets under management transferred from our sponsored U.S. mutual funds to our other investment portfolios	$ 1.4	$ 4.5	$ 7.7

Our net cash flows in 2011 and 2012 and our sponsored U.S. mutual fund cash flows in 2013 were sourced primarily from third-party financial intermediaries. In 2013, a vast majority of the net outflows from our other investment portfolios were concentrated among several large institutional clients outside the U.S. and intermediary clients that changed their investment objectives, repositioned their strategy allocations, or experienced investment performance challenges within their portfolio. The majority of the transfers from our sponsored mutual funds to our other investment portfolios disclosed in the table above in 2012 and 2013 were from our target-date retirement funds to our collective investment trusts and target-date retirement trusts.

Our target-date retirement funds and trusts, which invest in a broadly diversified portfolio of other T. Rowe Price funds and T. Rowe Price collective investment trusts and automatically rebalance to maintain their specific asset allocation weightings, are a significant source of cash flows. Total net cash flows shown in the table above include $8.0 billion in 2011, $10.1 billion in 2012, and $11.5 billion in 2013 of net cash inflows that originated in these target-date portfolios. Assets under management at December 31, 2013, in these retirement portfolios totaled $121.2 billion, including $105.1 billion in target-date retirement funds and $16.1 billion in target-date retirement trusts.

Strong investment performance and brand awareness is a key driver to attracting assets and to our long-term success. For 2013, 76% of the T. Rowe Price U.S. mutual funds across their share classes outperformed their comparable Lipper averages on a total return basis for the three-year period ended December 31, 2013, 77% outperformed for the five-year period, 82% outperformed for the 10-year period, and 71% outperformed for the one-year period. In addition, T. Rowe Price stock, bond and blended asset funds that were given an overall rating of four or five stars from Morningstar at December 31, 2013, account for 78% of our rated funds' assets under management. The performance of our institutional strategies against their benchmarks was substantially similar. Our target-date retirement funds continue to deliver very attractive long-term performance, with 100% of these funds outperforming their comparable Lipper averages on a total return basis for the three- and five-year periods ended December 31, 2013.

We incur significant expenditures to attract new investment advisory clients and additional investments from our existing clients. These efforts often involve costs that precede any future revenues that we may recognize from an increase to our assets under management.

Results of Operations

2013 versus 2012
(in millions, except per-share data)

Year ended December 31,	2013	2012	Dollar Change	Percent Change
Investment advisory fees	$ 3,022.6	$ 2,592.0	$ 430.6	16.6%
Net revenues	$ 3,484.2	$ 3,022.5	$ 461.7	15.3%
Operating expenses	$ 1,846.8	$ 1,658.2	$ 188.6	11.4%
Net operating income	$ 1,637.4	$ 1,364.3	$ 273.1	20.0%
Non-operating investment income	$ 63.0	$ 70.8	$ (7.8)	(11.0)%
Net income	$ 1,047.7	$ 883.6	$ 164.1	18.6%
Diluted earnings per share	$ 3.90	$ 3.36	$ .54	16.1%

Investment advisory fees in 2013 are up over 2012 as average assets under our management increased $84.4 billion to $633.8 billion for the 2013 year. In addition, the average annualized fee rate earned on our assets under management increased to 47.7 basis points during 2013 from the 47.2 basis points earned in 2012, due primarily to asset growth in higher than average fee rate strategies. We voluntarily waived $51.2 million in money market advisory fees in 2013, an increase of $16.2 million from the $35.0 million waived in 2012, in order to maintain a positive yield for fund investors. These fee waivers represent about 2% of total investment advisory revenues earned in 2013. Fees were waived from each of our money market funds and trusts that have combined net assets at December 31, 2013, of $16.3 billion, or 2.4% of our total assets under management. The firm expects that these fee waivers will continue in 2014.

Greater average assets under management and a higher annualized fee rate have increased our investment advisory revenues and helped lift our operating margin in 2013 to 47.0% compared to 45.1% in the 2012 period. Non-operating investment income in 2013 is down compared to 2012, primarily because we sold fewer sponsored fund holdings in 2013 resulting in lower realized gains.

Net revenues

Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the U.S. were $2.1 billion in 2013, an increase of 18.8%, or $335.8 million, on higher average mutual fund assets. Average mutual fund assets in 2013 were $391.2 billion, an increase of 19.8% from the 2012 average. Mutual fund assets at December 31, 2013, were $435.3 billion, up $88.4 billion from the end of 2012.

Net inflows into the mutual funds during 2013 were $10.2 billion, including $5.8 billion into our stock and blended asset funds, $3.5 billion into our bond funds, and $.9 billion into the money market funds. These mutual fund net inflow amounts are presented net of $7.7 billion that clients transferred to the other investment portfolios, primarily our collective investment trusts and target-date retirement trusts. Without these transfers, the mutual funds would have had net cash inflows of $17.9 billion in 2013. Market appreciation and income, net of distributions not reinvested, added $78.2 billion to our mutual fund assets under management in 2013.

Investment advisory revenues earned on the other investment portfolios that we manage increased $94.8 million, or 11.8%, to $896.5 million. Average assets in these portfolios were $242.6 billion during 2013, an increase of $19.8 billion, or 8.9%, from the 2012 year. Ending assets at December 31, 2013, were $257.1 billion, an increase of $27.2 billion from the end of 2012. Market appreciation and income of $49.4 billion was reduced by net outflows of $22.2 billion during 2013. Net outflows during 2013 are presented net of the $7.7 billion assets that clients transferred in from the mutual funds. The vast majority of these net outflows were concentrated among several large institutional clients outside the U.S. and intermediary clients that changed their investment objectives, repositioned their strategy allocations, or experienced investment performance challenges within their portfolio.

Administrative fees increased $11.1 million to $343.7 million in 2013. The increase is primarily attributable to our transfer agent servicing activities and defined contribution recordkeeping services for the mutual funds and their investors. Changes in administrative fee revenues are generally offset by similar changes in related operating expenses that are incurred to provide services to the funds and their investors.

Distribution and servicing fee revenues earned from 12b-1 plans of the Advisor, R, and variable annuity class shares of our sponsored portfolios were $117.2 million in 2013, an increase of $21.1 million from the comparable 2012 period on greater average assets under management in these share classes. The 12b-1 fees earned are offset entirely by the costs paid to third-party intermediaries who source these assets. These costs are reported as distribution and servicing costs on the face of our consolidated income statements.

Operating expenses

Compensation and related costs increased 10.4% from 2012 to about $1.2 billion. A significant part of the increase is attributable to a $45.4 million increase in our annual variable compensation program and a $37.2 million increase in salaries and related benefits. We increased our average staff size by 4.1% over 2012 to support both business growth and added capabilities. Higher temporary staff expenses, non-cash stock-based compensation expense, and other employee costs account for the remainder of the increase in compensation and related costs in the 2013 period. At December 31, 2013, we employed 5,668 associates, an increase of 5.5% from the end of 2012.

Advertising and promotion expenditures were $88.7 million in 2013 compared to $89.8 million in 2012. The decrease in cost from the 2012 period is primarily attributable to process efficiencies realized through the realignment of certain marketing activities. We currently estimate that advertising and promotion expenditures for 2014 will be down about 5% from 2013 levels as we continue to realize the benefits of these process efficiencies.

Occupancy and facility costs together with depreciation expense increased $20.8 million, or 10.1%, versus 2012. The increase in costs is largely attributable to the expansion of our international facilities, the opening of two new buildings located at our Owings Mills campus, and continued investment in our technology capabilities, including related maintenance programs. The 2013 year also includes a non-recurring charge of $3.5 million related to the termination of certain facility leases.

Other operating expenses were $257.6 million in 2013, an increase of $38.5 million from the comparable 2012 period as increased business demands and our continued investment in our capabilities have increased our costs. These costs include consulting and professional fees, costs related to our defined contribution recordkeeping business, information services, and other third-party services. We also made a higher charitable contribution to the T. Rowe Price Foundation in 2013 than in 2012.

Non-operating investment income

Our non-operating investment income, which includes the recognition of investment gains and losses, was down $7.8 million from the 2012 period. The decrease is due in part to the 2013 results including $13.5 million in gains realized on the sale of certain sponsored fund holdings compared with $35.1 million in gains realized in the comparable 2012 period. This reduction in realized gains was partially offset by $7.9 million in higher dividends received on our sponsored mutual fund holdings and $5.6 million in higher gains recognized on our other investments. The 2013 year also includes a $1.5 million gain recognized on the sale of our savings bank subsidiary.

Provision for income taxes

Our 2013 effective tax rate of 38.4% is unchanged from the 2012 rate. The firm currently estimates its effective tax rate for 2014 will be about 38.4%. Our effective income tax rate reflects the relative contribution of pre-tax income generated by our non-U.S. subsidiaries that are subject to tax rates lower than our U.S. rates. Changes in the relative contribution of pre-tax income from U.S. and non-U.S. sources or changes in tax rates in relevant non-U.S. jurisdictions may affect our effective income tax rate and overall net income in the future.

2012 versus 2011

Investment advisory revenues were up 10.3%, or $243.0 million, to nearly $2.6 billion in 2012, as average assets under our management increased $52.3 billion to $549.4 billion. The average annualized fee rate earned on our assets under management was 47.2 basis points during 2012, virtually unchanged from the 47.3 basis points earned in 2011. We continued to voluntarily waive a portion of our money market advisory fees in 2012 in order to maintain a positive or zero yield for fund investors. These fees were waived from each of our money market funds and trusts and totaled $35.0 million, or about 1% of total investment advisory revenues earned in 2012, as compared to $36.4 million in 2011. Combined net assets at December 31, 2012 of the funds and trusts in which we waived fees in 2012 was $15.4 billion, or 2.7% of our total assets under management.

Net revenues increased $275.4 million, or 10.0%, to $3.0 billion in 2012. Operating expenses were $1.7 billion in 2012, an increase of $138.0 million, or 9.1%. Overall, net operating income for 2012 increased $137.4 million, or 11.2%, to nearly $1.4 billion. The increase in our average assets under management and resulting advisory revenue lifted our operating margin for 2012 to 45.1% from 44.7% in 2011. Non-operating investment income of $70.8 million in 2012 included $32.6 million, or $.07 per share after income taxes, in gains realized from the sale of certain of our investments in sponsored funds to seed other sponsored funds in support of our distribution efforts outside the U.S. Net income, including these realized gains, increased $110.4 million, or 14.3%, to $883.6 million in 2012, and our diluted earnings per share on our common stock increased 15.1% to $3.36 from the $2.92 earned in 2011.

Net revenues

Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the U.S. were $1.8 billion in 2012, an increase of 11.4%, or $182.7 million, on higher average mutual fund assets. Average mutual fund assets in 2012 were $326.6 billion, an increase of 11.8% from the 2011 average. Mutual fund assets at December 31, 2012, were $346.9 billion, up $57.5 billion from the end of 2011.

Net inflows to the mutual funds during 2012 were $15.7 billion, including $8.6 billion into our stock and blended asset funds and $7.5 billion into our bond funds. Our money market funds had net outflows of $.4 billion. Mutual fund net inflows include $6.4 billion that originated in our target-date retirement funds, which in turn invest in a broadly diversified portfolio of other Price funds, and automatically rebalance to maintain their specific asset allocation weightings. These fund net inflow amounts are presented net of $4.5 billion that was transferred to the other investment portfolios during the year. These transfers were primarily from our target-date retirement funds to our target-date retirement trusts. Market appreciation and income, net of distributions not reinvested, added $41.8 billion to our mutual fund assets under management in 2012.

Investment advisory revenues earned on the other investment portfolios that we manage increased $60.3 million, or 8.1%, to $801.7 million. Average assets in these portfolios were $222.8 billion during 2012, an increase of $17.8 billion, or 8.7%, from the 2011 year. Ending assets at December 31, 2012, were $229.9 billion, an increase of $29.8 billion from the end of 2011. Net inflows into these portfolios in 2012 were $1.5 billion, including $4.5 billion that was transferred from the mutual funds. Strong cash inflows in 2012 into our subadvised funds from third-party intermediaries were offset by outflows from institutional investors outside the U.S. These net outflows were primarily from institutional separate account portfolios that have experienced investment performance challenges or changes in the clients' investment objectives. Market appreciation and income increased assets under management in these portfolios by $28.3 billion.

Administrative fees increased $11.4 million to $332.6 million in 2012. The increase is attributable to our mutual fund servicing activities and defined contribution recordkeeping services for the mutual funds and their investors. Changes in administrative fees are generally offset by similar changes in related operating expenses that are incurred to provide services to the funds and their investors.

Distribution and servicing fees earned from 12b-1 plans of the Advisor, R, and VIP II classes of our sponsored mutual funds were $96.1 million in 2012, an increase of $21.5 million from 2011. The increase includes $13.0 million recognized on greater assets under management in these share classes, and $8.5 million earned primarily on R class shares in the first quarter of 2012 for which the comparable 2011 fees were netted against related distribution and servicing costs. The 12b-1 fees earned are offset entirely by the cost paid to third-party intermediaries who source these assets. These costs are reported as distribution and servicing costs on the face of the consolidated statements of income.

Operating expenses

Compensation and related costs were $1.0 billion, an increase of $77.8 million, or 8.0%, compared to 2011. The largest part of the increase is attributable to a $33.7 million increase in salaries and related benefits, which results from a modest increase in salaries at the beginning of 2012 combined with a 2.1% increase in our average staff size from 2011. The 2012 change also includes a $32.0 million increase in our annual variable compensation programs. The remainder of the change from 2011 is attributable to increased use of outside contractors to meet growing business demands, higher non-cash stock-based compensation expense, and other employee related costs. At December 31, 2012, we employed 5,372 associates, an increase of 2.2% from the end of 2011, to support both business growth and added capabilities.

Advertising and promotion expenditures were $89.8 million in 2012 compared to $90.8 million in 2011. We vary our level of spending based on market conditions and investor demand as well as our efforts to expand our investor base globally.

Distribution and servicing costs paid to third-party intermediaries who source assets into the Advisor, R, and VIP II classes of our sponsored mutual funds were $96.1 million in 2012, an increase of $21.5 million from 2011. The increase includes $13.0 million recognized on greater assets under management in these share classes, and $8.5 million incurred primarily on R class shares in the first quarter of 2012 for which the comparable 2011 costs were netted against related distribution and servicing fees. The costs are offset entirely by the 12b-1 fees we earn. These fees are reported as distribution and servicing fees on the face of the consolidated statements of income.

Occupancy and facility costs together with depreciation expense increased $18.6 million, or 9.9%, versus 2011. The change includes the added costs incurred to expand our facilities around the world as well as update our technology capabilities, including related maintenance programs, to meet increasing business demands.

Other operating expenses increased $21.1 million, or 10.7%, from 2011, including $16.4 million in certain third-party servicing costs incurred in 2012, for which the comparable 2011 costs were reported as reductions of advisory and administrative fee revenues.

Non-operating investment income

Our non-operating investment income, which includes interest income as well as the recognition of investment gains and losses, was up $47.1 million from the 2011 period. This increase includes $32.6 million in gains realized in the second half of 2012 from the sale of certain of our investments in sponsored funds to seed other sponsored funds in support of our distribution efforts outside the U.S. The balance of the change is primarily attributable to $8.4 million in higher net gains recognized on our cost-method investments and trading securities and $3.8 million in larger dividends earned on our mutual fund investments.

Provision for income taxes

Our effective tax rate for 2012 was 38.4% as compared to 38.2% in 2011. Our effective income tax rate reflects the relative contribution of pre-tax income generated by our non-U.S. subsidiaries that are subject to tax rates lower than our U.S. rates.

Capital Resources and Liquidity

During 2013, stockholders' equity increased from $3.8 billion to $4.8 billion. In 2013, we paid $1.52 per share in regular dividends and expended $14.1 million to repurchase 200,000 common shares from existing cash balances and cash generated from operations. We generally repurchase shares of our common stock over time to offset the dilution created by our equity-based compensation plans. Tangible book value is $4.2 billion at December 31, 2013, and our cash and fund investment holdings total $3.0 billion. Given the availability of these financial resources, we do not maintain an available external source of liquidity.

At December 31, 2013, we had outstanding commitments to make additional contributions totaling $40.7 million to various investment partnerships in which we have an existing investment. We currently expect total capital expenditures for property and equipment in 2014 to be approximately $145 million. These outstanding commitments, if called, and the capital expenditures will be funded from operating resources.

2013 versus 2012

Operating activities during 2013 provided cash flows of $1.2 billion, up $330.4 million from the 2012 period, including a $164.1 million increase in net income. Timing differences in the cash settlement of our accounts receivable and accrued revenues, payables and accrued liabilities, and other assets and liabilities increased our operating cash flows by $62.4 million compared to the 2012 year. The increase from 2012 is also a result of a $63.7 million reduction in cash used to make net purchases of trading securities held by our consolidated sponsored investment portfolios and a $21.6 million reduction in the adjustment for gains realized from the sale of certain available-for-sale sponsored fund investments as less investments were sold in 2013.

Net cash used in investing activities totaled $437.5 million, up $127.4 million from 2012. We made $60.1 million more net investments in our sponsored funds during 2013 compared with 2012 as we utilized more of our cash to make additional investments as compared to the rebalancing of the portfolio in 2012. The 2012 year also included greater net cash proceeds of $40.1 million from the sale of debt securities held by our savings bank subsidiary as the bank was sold in early December 2013. We spent $28.9 million more in property and equipment additions in 2013 compared to the 2012 period. The 2013 year also includes a net cash outflow of $11.7 million related to the sale of our savings bank subsidiary as the cash that was held by the bank on the closing date was greater than the $23.6 million in proceeds we received.

Net cash used in financing activities was $276.8 million in 2013, down $334.7 million from the comparable 2012 period. The decrease is primarily attributable to the repurchase of 2.1 million more shares of common stock and the payment of a $1.00 special dividend in 2012.

2012 versus 2011

Operating activities during 2012 provided cash flows of $902.8 million, down $45.6 million from 2011, due in part to the $92.7 million in net investments made by the consolidated sponsored funds we seeded during the first half of 2012 for which we have a controlling financial interest. Timing differences in the cash settlement of our accounts receivable and accrued revenues, payables and accrued liabilities, and other assets and liabilities decreased our operating cash flows by $42.5 million compared to the 2011 year. The cash flows from operating activities in 2012 also includes a reduction for the $35.1 million in gains recognized on the sale of certain fund investments as the related cash flow activity is reflected in net cash used in investing activities. These operating cash flow decreases are offset by a $110.4 million increase in net income and increases in non-cash expenses for depreciation, amortization, and stock-based compensation, which are added back to net income to determine cash from operations.

Net cash used in investing activities totaled $310.1 million, up $145.1 million from 2011. We made $218.3 million more net investments in our sponsored funds during 2012 compared with 2011. This increase was offset by greater net cash proceeds of $73.4 million in 2012 from the sale of more debt securities held by our savings bank subsidiary.

Net cash used in financing activities was $611.5 million in 2012, down $87.1 million from the comparable 2011 period. During 2011, we expended $344.5 million more for stock repurchases, including the repurchase of 6.4 million more shares than in 2012. This reduction in cash used was partially offset by the change in customer deposits at our savings bank subsidiary during 2012 compared to 2011 as well as a $285.5 million increase in dividends paid. The increase in dividends paid in 2012 is due to a $.03 increase in our quarterly per-share dividend and the payment of a $1.00 per share special dividend in December 2012. The balance of the decrease from 2011 in cash used is due to greater proceeds and tax benefits related to our stock-based compensation plans on increased exercise activity in late 2012.

Contractual Obligations

The following table presents a summary of our future obligations (in millions) under the terms of existing operating leases and other contractual cash purchase commitments at December 31, 2013. Other purchase commitments include contractual amounts that will be due for the purchase of goods or services to be used in our operations and may be cancelable at earlier times than those indicated, under certain conditions that may involve termination fees. Because these obligations are generally of a normal recurring nature, we expect that we will fund them from future cash flows from operations. The information presented does not include operating expenses or capital expenditures that will be committed in the normal course of operations in 2014 and future years. The information also excludes the $4.8 million of uncertain tax positions discussed in Note 8 to our consolidated financial statements because it is not possible to estimate the time period in which a payment might be made to the tax authorities.

	Total	2014	2015-16	2017-18	Later
Noncancelable operating leases	$ 124	$ 32	$ 57	$ 25	$ 10
Other purchase commitments	149	108	34	7	—
Total	**$ 273**	**$ 140**	**$ 91**	**$ 32**	**$ 10**

We also have outstanding commitments to fund additional contributions to investment partnerships totaling $40.7 million at December 31, 2013. The vast majority of these additional contributions will be made to investment partnerships in which we have an existing investment. In addition to such amounts, a percentage of prior distributions may be called under certain circumstances.

In January 2014, we renewed and extended our operating lease at our corporate headquarters in Baltimore, Maryland through 2027. This lease agreement increases the above disclosed total noncancelable operating lease commitments by an additional $133.0 million, the vast majority of which will be paid after 2018.

Critical Accounting Policies

The preparation of financial statements often requires the selection of specific accounting methods and policies from among several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheets, the revenues and expenses in our consolidated statements of income, and the information that is contained in our significant accounting policies and notes to consolidated financial statements. Making these estimates and judgments requires the analysis of information concerning events that may not yet be complete and of facts and circumstances that may change over time. Accordingly, actual amounts or future results can differ materially from those estimates that we include currently in our consolidated financial statements, significant accounting policies, and notes.

We present those significant accounting policies used in the preparation of our consolidated financial statements as an integral part of those statements within this 2013 Annual Report. In the following discussion, we highlight and explain further certain of those policies that are most critical to the preparation and understanding of our financial statements.

Other-than-temporary impairments of available-for-sale securities. We generally classify our investment holdings in sponsored funds as available-for-sale if we are not deemed to a have a controlling financial interest. At the end of each quarter, we mark the carrying amount of each investment holding to fair value and recognize an unrealized gain or loss as a component of comprehensive income within the consolidated statements of comprehensive income. We next review each individual security position that has an unrealized loss or impairment to determine if that impairment is other than temporary.

In determining whether a mutual fund holding is other-than-temporarily impaired, we consider many factors, including the duration of time it has existed, the severity of the impairment, any subsequent changes in value, and our intent and ability to hold the security for a period of time sufficient for an anticipated recovery in fair value. Subject to the other considerations noted above, we believe a fund holding with an unrealized loss that has persisted daily throughout the six months between quarter-ends is generally presumed to have an other-than-temporary impairment. We may also recognize an other-than-temporary loss of less than six months in our consolidated statements of income if the particular circumstances of the underlying investment do not warrant our belief that a near-term recovery is possible.

We sold our savings bank subsidiary in December 2013. Through the date of the transaction, we generally classified the debt securities held by the bank as available-for-sale and would mark their carrying amount to fair value quarterly and recognize an unrealized gain or loss as a component of comprehensive income within the consolidated statements of comprehensive income. We would review each individual security position that had an unrealized loss or impairment to determine if that impairment was other than temporary. The impairment was considered to be other-than-temporary if the impairment was caused by a change in credit quality that affected our ability to recover our amortized cost or if we intended to sell the security or believed it was more likely than not that we would be required to sell the security before recovering its cost. Minor impairments of 5% or less were generally considered temporary.

Other-than-temporary impairments of equity method investments. We evaluate our equity method investments, including our investment in UTI, for impairment when events or changes in circumstances indicate that the carrying value of the investment exceeds its fair value, and the decline in fair value is other than temporary.

Goodwill. We internally conduct, manage, and report our operations as one investment advisory business. We do not have distinct operating segments or components that separately constitute a business. Accordingly, we attribute goodwill to a single reportable business segment and reporting unit—our investment advisory business.

We evaluate the carrying amount of goodwill in our consolidated balance sheets for possible impairment on an annual basis in the third quarter of each year using a fair value approach. Goodwill would be considered impaired whenever our historical carrying amount exceeds the fair value of our investment advisory business. Our annual testing has demonstrated that the fair value of our investment advisory business (our market capitalization) exceeds our carrying amount (our stockholders' equity) and, therefore, no impairment exists. Should we reach a different conclusion in the future, additional work would be performed to ascertain the amount of the non-cash impairment charge to be recognized. We must also perform impairment testing at other times if an event or circumstance occurs indicating that it is more likely than not that an impairment has been incurred. The maximum future impairment of goodwill that we could incur is the amount recognized in our consolidated balance sheets, $665.7 million.

Stock options. We recognize stock option-based compensation expense in our consolidated statements of income using a fair value based method. Fair value methods use a valuation model for shorter-term, market-traded financial instruments to theoretically value stock option grants even though they are not available for trading and are of longer duration. The Black-Scholes option-pricing model that we use includes the input of certain variables that are dependent on future expectations, including the expected lives of our options from grant date to exercise date, the volatility of our underlying common shares in the market over that time period, and the rate of dividends that we will pay during that time. Our estimates of these variables are made for the purpose of using the valuation model to determine an expense for each reporting period and are not subsequently adjusted. Unlike most of our expenses, the resulting charge to earnings using a fair value based method is a non-cash charge that is never measured by, or adjusted based on, a cash outflow.

Provision for income taxes. After compensation and related costs, our provision for income taxes on our earnings is our largest annual expense. We operate in numerous states and countries through our various subsidiaries and must allocate our income, expenses, and earnings under the various laws and regulations of each of these taxing jurisdictions. Accordingly, our provision for income taxes represents our total estimate of the liability that we have incurred in doing business each year in all of our locations. Annually, we file tax returns that represent our filing positions with each jurisdiction and settle our return liabilities. Each jurisdiction has the right to audit those returns and may take different positions with respect to income and expense allocations and taxable earnings determinations. From time to time, we may also provide for estimated liabilities associated with uncertain tax return filing positions that are subject to, or in the process of, being audited by various tax authorities. Because the determination of our annual provision is subject to judgments and estimates, it is likely that actual results will vary from those recognized in our financial statements. As a result, we recognize additions to, or reductions of, income tax expense during a reporting period that pertain to prior period provisions as our estimated liabilities are revised and actual tax returns and tax audits are settled. We recognize any such prior period adjustment in the discrete quarterly period in which it is determined.

Newly Issued But Not Yet Adopted Accounting Guidance

We have considered all newly issued accounting guidance that is applicable to our operations and the preparation of our consolidated financial statements, including that which we have not yet adopted. We do not believe that any such guidance will have a material effect on our financial position or results of operation.

Forward-Looking Information

From time to time, information or statements provided by or on behalf of T. Rowe Price, including those within this report, may contain certain forward-looking information, including information or anticipated information relating to: our revenues, net income, and earnings per share on common stock; changes in the amount and composition of our assets under management; our expense levels; our estimated effective income tax rate; and our expectations regarding financial markets, future transactions, dividends, investments, capital expenditures, and other conditions. Readers are cautioned that any forward-looking information provided by or on behalf of T. Rowe Price is not a guarantee of future performance. Actual results may differ materially from those in forward-looking information because of various factors including, but not limited to, those discussed below and in Item 1A, Risk Factors, of the Form 10-K Annual Report. Further, forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events.

Our future revenues and results of operations will fluctuate primarily due to changes in the total value and composition of assets under our management. Such changes result from many factors including, among other things: cash inflows and outflows in the T. Rowe Price mutual funds and other managed investment portfolios, fluctuations in global financial markets that result in appreciation or depreciation of the assets under our management, our introduction of new mutual funds and investment portfolios, and changes in retirement savings trends relative to participant-directed investments and defined contribution plans. The ability to attract and retain investors' assets under our management is dependent on investor sentiment and confidence; the relative investment performance of the Price mutual funds and other managed investment portfolios as compared to competing offerings and market indexes; the ability to maintain our investment management and administrative fees at appropriate levels; competitive conditions in the mutual fund, asset management, and broader financial services sectors; and our level of success in implementing our strategy to expand our business. Our revenues are substantially dependent on fees earned under contracts with the Price funds and could be adversely affected if the independent directors of one or more of the Price funds terminated or significantly altered the terms of the investment management or related administrative services agreements. Non-operating investment income will also fluctuate primarily due to the size of our investments, changes in their market valuations, and any other-than-temporary impairments that may arise or, in the case of our equity method investments, our proportionate share of the investee's net income.

Our future results are also dependent upon the level of our expenses, which are subject to fluctuation for the following or other reasons: changes in the level of our advertising expenses in response to market conditions, including our efforts to expand our investment advisory business to investors outside the U.S. and to further penetrate our distribution channels within the U.S.; variations in the level of total compensation expense due to, among other things, bonuses, stock option and other equity grants, other incentive awards, changes in our employee count and mix, and competitive factors; any goodwill or other asset impairment that may arise; fluctuation in foreign currency exchange rates applicable to the costs of our international operations; expenses and capital costs, such as technology assets, depreciation, amortization, and research and development, incurred to maintain and enhance our administrative and operating services infrastructure; unanticipated costs that may be incurred to protect investor accounts and the goodwill of our clients; and disruptions of services, including those provided by third parties, such as facilities, communications, power, and the mutual fund transfer agent and accounting systems.

Our business is also subject to substantial governmental regulation, and changes in legal, regulatory, accounting, tax, and compliance requirements may have a substantial effect on our operations and results, including, but not limited to, effects on costs that we incur and effects on investor interest in mutual funds and investing in general or in particular classes of mutual funds or other investments.

Quantitative and Qualitative Disclosures About Market Risk

The following table (in millions) presents the equity price risk from investments in sponsored funds that are accounted for as available-for-sale securities by assuming a hypothetical decline in the fair values of fund shares. We have chosen to use a variant of each fund's net asset value to quantify the equity price risk as we believe the volatility in each fund's net asset value best reflects the underlying risk potential as well as the market trends surrounding each fund's investment objective. The potential future loss of value, before any income tax benefits, of our fund investments at year-end was determined by using the lower of each fund's lowest net asset value per share during 2013 or its net asset value per share at December 31, 2013 reduced by 10%. In considering this presentation, it is important to note that: not all funds experienced their lowest net asset value per share on the same day; it is likely that the composition of the fund investment portfolio would be changed if adverse market conditions persisted; and we could experience future losses in excess of those presented below.

	Fair value at December 31, 2013	Percentage of portfolio	Potential lower value	Percentage of portfolio	Potential loss	
Stock and blended asset funds	$ 657.2	41%	$ 513.4	38%	$ 143.8	22%
Bond funds	954.7	59%	851.4	62%	103.3	11%
	$1,611.9	**100%**	**$1,364.8**	**100%**	**$247.1**	**15%**

The comparable potential loss of value in 2012 using the same methodology noted above was $153.8 million on sponsored fund investments of $1,140.1 million. During 2013, we actually experienced net unrealized gains of $149.7 million.

As available-for-sale securities, we recognize unrealized losses that are considered temporary in other comprehensive income. We review the carrying amount of each investment on a quarterly basis and recognize an impairment charge in non-operating investment income (loss) whenever an unrealized loss is considered other than temporary.

Investments in mutual funds generally moderate market risk because funds, by their nature, are diversified investment portfolios that invest in a number of different financial instruments. T. Rowe Price further manages its exposure to market risk by diversifying its investments among many domestic and international funds. In addition, investment holdings may be altered from time to time in response to changes in market risks and other factors, as management deems appropriate.

We also held equity method investments of $231.5 million at December 31, 2013, including our $122.6 million equity investment in UTI. Given the nature of UTI's business, should conditions deteriorate in markets in which they operate, we are at risk for loss up to our carrying amount. In addition, our investment in UTI exposes us to foreign currency risk related to translating our proportionate share of its financial statements, which are denominated in Indian rupees (INR), to U.S. dollars (USD) each reporting period. We do not use derivative financial instruments to manage this foreign currency risk, so both positive and negative fluctuations in the INR against the USD will affect accumulated other comprehensive income and the carrying amount of our investment. We had a cumulative translation loss, net of tax, of $26.9 million at December 31, 2013, related to our investment in UTI.

We operate in several foreign countries of which the United Kingdom is the most prominent. We incur operating expenses and have foreign currency-denominated assets and liabilities associated with these operations, though our revenues are predominately realized in USD. We do not believe that foreign currency fluctuations materially affect our results of operations.

CONSOLIDATED BALANCE SHEETS

(in millions, except share data)

December 31,	2012	2013
Assets		
Cash and cash equivalents	$ 879.1	$ 1,398.0
Accounts receivable and accrued revenue	353.9	398.8
Investments in sponsored funds	1,140.1	1,611.9
Debt securities held by savings bank subsidiary	136.0	—
Other investments	304.7	313.6
Property and equipment	561.0	572.9
Goodwill	665.7	665.7
Other assets	162.3	72.2
Total assets	**$ 4,202.8**	**$ 5,033.1**
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$ 89.7	$ 103.9
Accrued compensation and related costs	90.8	72.4
Income taxes payable	21.5	38.7
Customer deposits at savings bank subsidiary	154.7	—
Total liabilities	**356.7**	**215.0**
Commitments and contingent liabilities		
Stockholders' equity		
Preferred stock, undesignated, $.20 par value—authorized and unissued 20,000,000 shares	—	—
Common stock, $.20 par value—authorized 750,000,000; issued 257,018,000 shares in 2012 and 262,073,000 shares in 2013	51.4	52.4
Additional capital in excess of par value	631.0	894.6
Retained earnings	3,031.8	3,682.8
Accumulated other comprehensive income	131.9	188.3
Total stockholders' equity	**3,846.1**	**4,818.1**
Total liabilities and stockholders' equity	**$ 4,202.8**	**$ 5,033.1**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

(in millions, except earnings per share)

Year ended December 31,	2011	2012	2013
Revenues			
Investment advisory fees	$ 2,349.0	$ 2,592.0	$ 3,022.6
Administrative fees	321.2	332.6	343.7
Distribution and servicing fees	74.6	96.1	117.2
Net revenue of savings bank subsidiary	2.3	1.8	.7
Net revenues	**2,747.1**	**3,022.5**	**3,484.2**
Operating Expenses			
Compensation and related costs	969.8	1,047.6	1,156.9
Advertising and promotion	90.8	89.8	88.7
Distribution and servicing costs	74.6	96.1	117.2
Depreciation and amortization of property and equipment	72.0	80.9	90.6
Occupancy and facility costs	115.0	124.7	135.8
Other operating expenses	198.0	219.1	257.6
Total operating expenses	**1,520.2**	**1,658.2**	**1,846.8**
Net Operating Income	1,226.9	1,364.3	1,637.4
Non-operating investment income	23.7	70.8	63.0
Income before income taxes	1,250.6	1,435.1	1,700.4
Provision for income taxes	477.4	551.5	652.7
Net income	**$ 773.2**	**$ 883.6**	**$ 1,047.7**
Earnings Per Share on Common Stock			
Basic	$ 3.01	$ 3.47	$ 4.02
Diluted	$ 2.92	$ 3.36	$ 3.90

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

Year ended December 31,	2011	2012	2013
Net income	$ 773.2	$ 883.6	$ 1,047.7
Other comprehensive income (loss)			
Net unrealized holding gains (losses) on:			
Investments in sponsored funds			
Net unrealized holding gains (losses)	(40.2)	99.9	149.7
Reclassification adjustment related to capital gain distributions	(5.3)	(4.7)	(15.3)
Reclassification adjustment on net gains realized, determined using average cost	—	(35.1)	(13.5)
Investments in sponsored funds	(45.5)	60.1	120.9
Debt securities held by savings bank subsidiary			
Net unrealized holding gains (losses)	(.2)	.1	(1.6)
Reclassification adjustment for net unrealized holding gains derecognized upon the sale of savings bank subsidiary	—	—	(1.6)
Debt securities held by savings bank subsidiary	(.2)	.1	(3.2)
Proportionate share of net unrealized holding gains on securities held by UTI Asset Management Company Limited	.4	.2	—
Total net unrealized holding gains (losses) recognized in other comprehensive income	(45.3)	60.4	117.7
Currency translation adjustment	(14.2)	(10.7)	(23.7)
Total other comprehensive income (loss) before income taxes	(59.5)	49.7	94.0
Net deferred tax benefits (income taxes)	23.2	(20.6)	(37.6)
Total other comprehensive income (loss)	(36.3)	29.1	56.4
Total comprehensive income	**$ 736.9**	**$ 912.7**	**$ 1,104.1**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

Year ended December 31,	2011	2012	2013
Cash Flows From Operating Activities			
Net income	$ 773.2	$ 883.6	$ 1,047.7
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization of property and equipment	72.0	80.9	90.6
Stock-based compensation expense	98.7	104.1	114.6
Intangible asset amortization	.4	.4	.4
Realized gains on the dispositions of sponsored funds	—	(35.1)	(13.5)
Net gains recognized on other investments	(4.0)	(11.4)	(13.0)
Net change in trading securities held by consolidated investment portfolios	—	(89.3)	(25.6)
Changes in accounts receivable and accrued revenue	2.8	(49.7)	(44.7)
Changes in payables and accrued liabilities	(4.9)	35.3	(5.1)
Other changes in assets and liabilities	10.2	(16.0)	81.8
Net cash provided by operating activities	**948.4**	**902.8**	**1,233.2**
Cash Flows From Investing Activities			
Investments in sponsored funds	(62.2)	(498.5)	(377.7)
Dispositions of sponsored funds	.1	218.1	37.2
Investments in debt securities held by savings bank subsidiary	(65.0)	(31.1)	(28.2)
Proceeds from debt securities held by savings bank subsidiary	52.0	91.5	48.5
Additions to property and equipment	(82.3)	(76.9)	(105.8)
Other investing activity	(7.6)	(13.2)	(11.5)
Net cash used in investing activities	**(165.0)**	**(310.1)**	**(437.5)**
Cash Flows From Financing Activities			
Repurchases of common stock	(479.7)	(135.2)	(14.1)
Common share issuances under stock-based compensation plans	50.6	86.6	118.2
Excess tax benefits from stock-based compensation plans	35.3	59.3	45.5
Dividends	(317.9)	(603.4)	(396.7)
Change in savings bank subsidiary deposits	13.1	(18.8)	(29.7)
Net cash used in financing activities	**(698.6)**	**(611.5)**	**(276.8)**
Cash and Cash Equivalents			
Net change during year	84.8	(18.8)	518.9
At beginning of year	813.1	897.9	879.1
At end of year	**$ 897.9**	**$ 879.1**	**$ 1,398.0**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(shares in thousands; dollars in millions)

	Common shares outstanding	Common stock	Additional capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balances at December 31, 2010	258,760	$ 51.7	$ 506.3	$ 2,599.4	$ 139.1	$ 3,296.5
Net income				773.2		773.2
Other comprehensive loss, net of tax					(36.3)	(36.3)
Dividends				(317.9)		(317.9)
Common stock-based compensation plans activity						
Shares issued upon option exercises	2,920	.6	54.1			54.7
Restricted shares issued, net of shares withheld for taxes	224	.1	(3.0)			(2.9)
Shares issued upon vesting of restricted stock units, net of shares withheld for taxes	92	—	(1.5)			(1.5)
Forfeiture of restricted awards	(29)	—	—			—
Net tax benefits			35.9			35.9
Stock-based compensation expense			98.7			98.7
Common shares repurchased	(8,695)	(1.7)	(188.5)	(289.5)		(479.7)
Balances at December 31, 2011	253,272	50.7	502.0	2,765.2	102.8	3,420.7
Net income				883.6		883.6
Other comprehensive income, net of tax					29.1	29.1
Dividends				(603.6)		(603.6)
Common stock-based compensation plans activity						
Shares issued upon option exercises	5,239	1.1	91.5			92.6
Restricted shares issued, net of shares withheld for taxes	734	.1	(4.1)			(4.0)
Shares issued upon vesting of restricted stock units, net of shares withheld for taxes	101	—	(2.0)			(2.0)
Forfeiture of restricted awards	(26)	—	—			—
Net tax benefits			60.8			60.8
Stock-based compensation expense			104.1			104.1
Common shares repurchased	(2,302)	(.5)	(121.3)	(13.4)		(135.2)
Balances at December 31, 2012	257,018	51.4	631.0	3,031.8	131.9	3,846.1
Net income				1,047.7		1,047.7
Other comprehensive income, net of tax					56.4	56.4
Dividends				(396.6)		(396.6)
Common stock-based compensation plans activity						
Shares issued upon option exercises	4,147	.8	127.3			128.1
Restricted shares issued, net of shares withheld for taxes	1,041	.2	(6.9)			(6.7)
Shares issued upon vesting of restricted stock units, net of shares withheld for taxes	149	—	(3.3)			(3.3)
Forfeiture of restricted awards	(82)	—	—			—
Net tax benefits			45.9			45.9
Stock-based compensation expense			114.6			114.6
Restricted stock units issued as dividend equivalents			.1	(.1)		—
Common shares repurchased	(200)	—	(14.1)	—		(14.1)
Balances at December 31, 2013	**262,073**	**$ 52.4**	**$ 894.6**	**$ 3,682.8**	**$ 188.3**	**$ 4,818.1**

The accompanying summary of significant accounting policies and notes to consolidated financial statements are an integral part of these statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Group derives its consolidated revenues and net income primarily from investment advisory services that its subsidiaries provide to individual and institutional investors in the sponsored T. Rowe Price U.S. mutual funds and other investment portfolios. We also provide our investment advisory clients with related administrative services, including distribution, mutual fund transfer agent, accounting and shareholder services; participant recordkeeping and transfer agent services for defined contribution retirement plans; brokerage; and trust services.

Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact our revenues and results of operations.

Basis of Preparation

These consolidated financial statements have been prepared by our management in accordance with accounting principles generally accepted in the U.S. These principles require that we make certain estimates and assumptions. Actual results may vary from our estimates. Certain 2012 amounts have been reclassified to conform to the 2013 presentation.

New Financial Reporting Guidance

On January 1, 2013, we adopted new financial reporting guidance that requires the disclosure of information about significant items reclassified out of accumulated other comprehensive income, including the line item of our consolidated income statements to which such items were reclassified. The required information could be presented either on the face of the financial statements or in the notes. We elected to present these disclosures in Note 12 to the financial statements.

Consolidation

Our financial statements include the accounts of all subsidiaries and sponsored portfolios in which we have a controlling financial interest. We are generally deemed to have a controlling financial interest when we own the majority of the voting interest of an entity or are considered to be the primary beneficiary of a variable interest entity. All material intercompany accounts and transactions are eliminated in consolidation. We have determined that the sponsored portfolios we have investments in at December 31, 2012 and 2013, are voting interest entities and, as a result, have consolidated those sponsored portfolios in which we own a majority of the voting interest.

If we determine that we no longer have a controlling financial interest in a subsidiary or a sponsored portfolio, we deconsolidate the carrying value of their assets and liabilities, and record our remaining equity interest, if any, at its fair value. Any gain or loss realized upon deconsolidation is included in non-operating investment income in our consolidated statements of income.

Cash Equivalents

Cash equivalents consist primarily of short-term, highly liquid investments in our sponsored money market mutual funds. The cost of these funds is equivalent to fair value.

Investments in Sponsored Funds—Available for Sale

These are investments we have made for both general corporate investment purposes and to provide seed capital for newly formed funds. These sponsored funds were determined to be voting interest entities and are classified as available-for-sale. These investments are carried at fair value using the quoted closing net asset value, or NAV, per share of each fund as of the balance sheet date. Changes in net unrealized holding gains (losses) on these investments are recognized in other comprehensive income.

We review the carrying amount of each investment on a quarterly basis and recognize an impairment charge in non-operating investment income whenever an unrealized loss is considered other than temporary. In determining whether a fund holding is other-than-temporarily impaired, we consider various factors, including the duration of time it has existed, the severity of the impairment, any subsequent changes in value, and our intent and ability to hold the fund for a period of time sufficient for an anticipated recovery in fair value. Subject to the other considerations noted above, we believe a fund holding with an unrealized loss that has persisted daily throughout the six months between quarter-ends is generally presumed to have an other-than-temporary impairment. We may also recognize an other-than-temporary impairment if particular circumstances of the underlying investment do not warrant our belief that a near-term recovery is possible.

Debt Securities Held By Savings Bank Subsidiary

We completed the sale of our savings bank subsidiary in December 2013. Until the sale was completed, the investments held by the savings bank were in marketable debt securities, including mortgage- and other asset-backed securities and were classified as available-for-sale and reported at fair value. Changes in net unrealized holding gains (losses) on these debt securities were recognized in other comprehensive income.

These debt securities were generally traded in the over-the-counter market. Securities with remaining maturities of one year or more at the time of acquisition were valued by us based on prices furnished by dealers who make markets in such securities or by an independent pricing service, which considers the yield or price of bonds of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities. Securities with remaining maturities of less than one year at the time of acquisition generally were valued at amortized cost, which approximates fair value; however, if amortized cost was deemed not to reflect fair value, such securities were valued by us based generally on prices furnished by dealers who make markets in such securities or by an independent pricing service. Our investment valuation policies, methods, and sources were the same as those employed by the T. Rowe Price U.S. sponsored mutual funds to price similar investment holdings.

We reviewed the carrying amount of each investment on a quarterly basis and recognized an impairment charge in non-operating investment income if the impairment was caused by a change in credit quality that affected our ability to recover our amortized cost. An impairment charge would also be taken if we intended to sell the security before its maturity, which generally correlated to the maturities of our customer deposits, or if we believed that it was more likely than not that we would be required to sell the security before recovering cost.

Other Investments

Cost method investments consist of investments in entities over which we do not exercise significant influence over the operating and financial policies of the investee.

Equity method investments consist of investments in entities, including sponsored portfolios, over which we have the ability to exercise significant influence over the operating and financial policies of the investee. The carrying value of these investments are adjusted to reflect our proportionate share of the investee's net income or loss, any unrealized gain or loss resulting from the translation of foreign denominated financial statements into U.S. dollars, and dividends received. Our proportionate share of income or loss is included in non-operating investment income in the consolidated statements of income. As permitted under existing accounting guidance, we adopted a policy by which we recognize our share of UTI Asset Management Company Limited's (UTI) earnings on a quarter lag as current financial information is not available in a timely manner. The basis difference between our carrying value and our proportionate share of UTI's book value is primarily related to consideration paid in excess of the stepped-up basis of assets and liabilities on the date of purchase.

We evaluate our equity and cost method investments for impairment when events or changes in circumstances indicate that the carrying value of the investment exceeds its fair value, and the decline in fair value is other than temporary.

Investments held as trading consist of the underlying securities of sponsored portfolios in which we have a controlling financial interest and sponsored portfolio investments we expect to hold for only a short period of time. These investments are generally the initial seed investments we make at the portfolio's formation. If we are deemed to have a controlling financial interest in the sponsored portfolio, we will consolidate the investment, and the portfolio's underlying securities are accounted for as trading securities. These investments are carried at fair value, with changes in fair value recognized in non-operating investment income. The valuation policies, methods, and sources for these investments are the same as those employed by the T. Rowe Price U.S. mutual funds to price similar investment holdings as further described under our revenue recognition policy below.

Concentrations of Risk

Concentration of credit risk in accounts receivable is believed to be minimal in that our clients generally have substantial assets, including those in the investment portfolios that we manage for them.

Our investments in sponsored funds and investments held as trading expose us to market risk in the form of equity price risk, that is, the potential future loss of value that would result from a decline in the fair value of each investment or its underlying net assets. Our underlying holdings of our assets under management are also subject to market risk, which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

Property and Equipment

Property and equipment is stated at cost net of accumulated depreciation and amortization computed using the straight-line method. Provisions for depreciation and amortization are based on the following weighted-average estimated useful lives: computer and communications software and equipment, 4 years; buildings and improvements, 33 years; leasehold improvements, 9 years; furniture and other equipment, 7 years; and leased land, 99 years.

Goodwill

We evaluate the carrying amount of goodwill in our consolidated balance sheets for possible impairment on an annual basis in the third quarter of each year using a fair value approach. Our evaluations have indicated that no impairment exists.

We internally conduct, manage, and report our operations as one investment advisory business. We do not have distinct operating segments or components that separately constitute a business. Accordingly, we attribute goodwill to a single reportable business segment and reporting unit—our investment advisory business.

Revenue Recognition

Fees for investment advisory services, which are based on a percentage of assets under management, and related administrative services that we provide to investment advisory clients, including our sponsored funds and portfolios, are recognized in the period that our services are provided.

Our assets under management are valued in accordance with a valuation and pricing policy that defines the valuation and pricing processes for each major type of investment held in our sponsored U.S. mutual funds and other client investment portfolios. Fair values used in our processes are primarily determined from quoted market prices; prices furnished by dealers who make markets in such securities; or from data provided by an independent pricing service that considers yield or price of investments of comparable quality, coupon, maturity, and type. Investments for which market prices are not readily available are not a material portion of our total assets under management.

Distribution and servicing fees earned from 12b-1 plans of the Advisor, R, and VIP II classes of our sponsored U.S. mutual funds are recognized in the period that they are earned, which is the same period that the related mutual funds recognize their expense. These fees are offset entirely by the distribution and servicing costs paid to third-party financial intermediaries that source the assets of these share classes.

We provide all services to the sponsored U.S. mutual funds under contracts that are subject to periodic review and approval by each of the funds' boards. Regulations require that the funds' shareholders also approve material changes to investment advisory contracts.

Taxes billed to our clients based on our fees for services rendered are not included in revenues.

Advertising

Costs of advertising are expensed the first time that the advertising takes place.

Stock-Based Compensation

We maintain three stockholder approved employee long-term incentive plans (2012 Long-Term Incentive Plan, 2004 Stock Incentive Plan, and 2001 Stock Incentive Plan, collectively the LTI Plans) and two stockholder approved non-employee director plans (2007 Non-Employee Director Equity Plan and 1998 Director Stock Option Plan). We believe that our stock-based compensation programs align the interests of our employees and directors with those of our common stockholders. As of December 31, 2013, a total of 15,456,884 shares were available for future grant under the 2012 Long-Term Incentive Plan and 2007 Non-Employee Director Equity Plan.

Under our LTI Plans, we have issued restricted shares and restricted stock units to employees that convert to shares after vesting. Vesting of these awards is based on the individual continuing to render service over a four-to six-year graded schedule. All restricted shareholders and restricted stock unit holders receive non-forfeitable cash dividends and cash dividend-equivalents, respectively, on our dividend payable date.

In 2012, we began granting performance-based restricted shares and restricted stock units to certain executive officers in which the number of restricted shares or restricted stock units ultimately retained is determined based on achievement of certain performance thresholds. The number of restricted shares or restricted stock units retained is also subject to the same time-based vesting requirement as the other restricted shares or restricted stock units described above. Cash dividends and cash dividend-equivalents are accrued and paid to the holders of performance-based restricted shares and restricted stock units only after the performance period has lapsed and the performance thresholds have been met.

Under our LTI plans, we have granted qualified incentive and nonqualified fixed stock options with a maximum term of 10 years to employees. Vesting of our employee option grants is based on the individual continuing to render service and generally occurs over a five- to six-year graded schedule. The exercise price of each option granted is equivalent to the market price of the common stock at the date of grant.

We grant options, with a maximum term of 10 years, restricted shares and restricted stock units to non-employee directors under the stockholder approved 2007 Non-Employee Director Plan. These grants vest over 6 months to one year, and in the case of restricted stock units, are settled upon the non-employee directors' departure from the board. Non-employee directors holding restricted shares receive non-forfeitable dividends while restricted stock unit holders are issued non-forfeitable dividend equivalents in the form of vested stock units on our dividend payable date.

We recognize the grant-date fair value of these awards as compensation expense ratably over the awards' requisite service period. The expense recognized includes an estimate of awards that will be forfeited. Both time-based and performance-based restricted shares and units are valued on the grant-date using the closing market price of our common stock, though consideration is also given to the probability of the performance thresholds being met when valuing the performance-based restricted awards and units. We used the Black-Scholes option-pricing model to estimate the fair value of each option grant, including reloads, as follows:

	Weighted-average		
	2011	2012	2013
Grant-date fair value per option awarded, including reload grants	$ 17.94	$ 16.27	$ 19.56
Assumptions used:			
Expected life in years	6.9	6.8	7.0
Expected volatility	33%	32%	31%
Dividend yield	1.9%	2.1%	2.1%
Risk-free interest rate	2.2%	1.3%	1.9%

Our expected life assumptions are based on the vesting period for each option grant and our historical experience with respect to the average holding period from vesting to option exercise. The assumptions for expected volatility are based on historical experience for the same periods as our expected lives. Dividend yields are based on recent historical experience and future expectations. Risk-free interest rates are set using grant-date U.S. Treasury yield curves for the same periods as our expected lives.

Earnings Per Share

We compute our basic and diluted earnings per share under the two-class method, which considers our outstanding restricted shares and stock units, on which we pay non-forfeitable dividends, as if they were a separate class of stock.

Comprehensive Income

The components of comprehensive income are presented in a separate statement following our consolidated statements of income and include net income, the change in net unrealized security holding gains (losses), and the change in our currency translation adjustment. The currency translation adjustment results primarily from translating our proportionate share of the financial statements of UTI, our equity method investment, into U.S. dollars. Assets and liabilities are translated into U.S. dollars using year-end exchange rates, and revenues and expenses are translated using weighted-average exchange rates for the period. The changes in accumulated balances of each component of other comprehensive income and the deferred tax impacts of each component are presented in the notes to the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Cash Equivalents

Cash equivalent investments in our sponsored money market mutual funds aggregate $732.8 million at December 31, 2012, and $1,288.1 million at December 31, 2013. Dividends earned on these investments were $.1 million in 2011, 2012, and 2013.

Note 2 – Information About Receivables, Revenues, and Services

Accounts receivable from our sponsored U.S. mutual funds for advisory fees and advisory-related administrative services aggregate $184.0 million at December 31, 2012, and $221.9 million at December 31, 2013.

Revenues (in millions) from advisory services provided under agreements with our sponsored U.S. mutual funds and other *investment portfolio clients include:*

	2011	2012	2013
Sponsored U.S. mutual funds			
Stock and blended asset	$ 1,304.5	$ 1,437.6	$ 1,759.7
Bond and money market	303.1	352.7	366.4
	1,607.6	1,790.3	2,126.1
Other investment portfolios			
Stock and blended asset	604.8	635.1	735.6
Bond, money market, and stable value	136.6	166.6	160.9
	741.4	801.7	896.5
Total	**$ 2,349.0**	**$ 2,592.0**	**$ 3,022.6**

The following table summarizes the various investment portfolios and assets under management (in billions) on which we earn advisory fees.

	Average during			As of December 31,	
	2011	2012	2013	2012	2013
Sponsored U.S. mutual funds					
Stock and blended asset	$ 217.6	$ 241.6	$ 299.1	$ 256.9	$ 341.7
Bond and money market	74.5	85.0	92.1	90.0	93.6
	292.1	326.6	391.2	346.9	435.3
Other investment portfolios					
Stock and blended asset	149.6	158.0	179.3	164.2	195.3
Bond, money market, and stable value	55.4	64.8	63.3	65.7	61.8
	205.0	222.8	242.6	229.9	257.1
Total	**$ 497.1**	**$ 549.4**	**$ 633.8**	**$ 576.8**	**$ 692.4**

Investors that we serve are primarily domiciled in the U.S.; investment advisory clients outside the U.S. account for 6.5% of our assets under management at December 31, 2013.

The following table summarizes the other fees (in millions) earned from our sponsored U.S. mutual funds.

	2011	2012	2013
Administrative fees	$ 247.0	$ 258.3	$ 264.8
Distribution and servicing fees	$ 74.6	$ 96.1	$ 117.2

Note 3 – Investments in Sponsored Funds

Our investments (in millions) in sponsored funds accounted for as available-for-sale at December 31 include:

	Aggregate cost	Unrealized holding gains	Unrealized holding losses	Aggregate fair value
2012				
Stock and blended asset funds	$ 336.9	$ 178.9	$ —	$ 515.8
Bond funds	570.9	53.4	—	624.3
Total	$ 907.8	$ 232.3	$ —	$ 1,140.1
2013				
Stock and blended asset funds	$ 354.7	$ 302.5	$ —	$ 657.2
Bond funds	904.0	53.6	(2.9)	954.7
Total	**$ 1,258.7**	**$ 356.1**	**$ (2.9)**	**$1,611.9**

The unrealized holding losses at December 31, 2013, are attributable to six fund holdings with an aggregate fair value of $155.9 million and are considered temporary.

Dividends, excluding capital gain distributions, earned on sponsored mutual fund investments totaled $10.6 million in 2011, $11.8 million in 2012, and $10.6 million in 2013.

Note 4 – Savings Bank Subsidiary

On May 23, 2013, we entered into an agreement to sell 100% of the capital stock of our savings bank subsidiary to Jacob M. Safra for cash equal to the bank's net book value on the closing date plus $500,000. We completed the sale on December 5, 2013, for proceeds of $23.6 million. The total gain we recognized in non-operating investment income also included $1.0 million of net unrealized holding gains previously recognized on the saving bank's available-for-sale portfolio that were reclassified from accumulated other comprehensive income.

The net revenue (in millions) contributed by our savings bank subsidiary included the following:

	2011	2012	2013
Investment income from debt securities	$ 5.4	$ 4.1	$ 2.2
Interest expense on customer deposits	3.1	2.3	1.5
Net revenue	**$ 2.3**	**$ 1.8**	**$ .7**

The following table summarizes the assets and liabilities (in millions) of our savings bank subsidiary in our consolidated balance sheet at December 31, 2012.

Cash and cash equivalents	$ 44.3
Debt securities	136.0
Other assets	.4
Total assets	$ 180.7
Accounts payable and accrued expenses	$ .1
Income taxes payable	1.3
Customer deposits	154.7
Total liabilities	$ 156.1

The debt securities held by our savings bank subsidiary were marketable debt securities, including mortgage- and other asset-backed securities, which were accounted for as available-for-sale. The following table (in millions) details the components of these investments at December 31, 2012.

	Fair value	Unrealized holding gains (losses)
Investments with temporary impairment of		
Less than 12 months	$ 6.4	$ —
12 months or more	1.0	—
Total	7.4	—
Investments with unrealized holding gains	128.6	3.2
Total	**$ 136.0**	**$ 3.2**
Aggregate cost	$ 132.8	

The unrealized losses in these investments at December 31, 2012 totaled $35,000 and were generally caused by changes in interest rates and market liquidity, and not by changes in credit quality. We intended to hold these securities to their maturities and believed it was more-likely-than-not that we would not be required to sell any of these securities before recovery of their amortized cost. Accordingly, impairment of these investments was considered temporary at December 31, 2012.

Note 5 – Other Investments

These investments (in millions) at December 31 include:

	2012	2013
Cost method investments		
10% interest in Daiwa SB Investments Ltd. (Japan)	$ 12.7	$ 6.6
Other investments	46.5	53.5
Equity method investments		
26% interest in UTI Asset Management Company Limited (India)	139.8	122.6
Sponsored fund investments	—	104.1
Other investments	9.4	4.8
Investments held as trading		
Sponsored mutual fund investments	2.6	8.5
Securities held by consolidated sponsored investment portfolios	92.7	12.5
U.S. Treasury note	1.0	1.0
Total	**$ 304.7**	**$ 313.6**

During 2013, we deconsolidated certain sponsored investment portfolios, in which we provided initial seed capital at the time of its formation, as we no longer had a controlling financial interest. Accordingly, we deconsolidated the carrying value of the investments held as trading, which was $106.3 million at the deconsolidation dates, and are reporting our residual interest in these sponsored investment portfolios as an equity method investment. Since our consolidated investment portfolios were carried at fair value, we did not recognize any gain or loss in our consolidated statement of income upon deconsolidation. The impact of the deconsolidation on our consolidated balance sheet was immaterial.

At December 31, 2013, we had outstanding commitments to make additional contributions totaling $40.7 million to various investment partnerships. The vast majority of these additional contributions will be made to investment partnerships in which we have an existing investment. In addition to such amounts, a percentage of prior distributions may be called under certain circumstances.

Note 6 – Fair Value Measurements

We determine the fair value of our investments using the following broad levels of inputs as defined by related accounting standards:

Level 1 – quoted prices in active markets for identical securities.

Level 2 – observable inputs other than Level 1 quoted prices including, but not limited to, quoted prices for similar securities, interest rates, prepayment speeds, and credit risk. These inputs are based on market data obtained from independent sources.

Level 3 – unobservable inputs reflecting our own assumptions based on the best information available. We do not value any of our investments using Level 3 inputs.

These levels are not necessarily an indication of the risk or liquidity associated with our investments. There were no transfers between the levels in 2012 or 2013. The following table summarizes our investments (in millions) that are recognized in our consolidated balance sheets at year end using fair value measurements determined based on the differing levels of inputs.

	Level 1	Level 2
2012		
Cash equivalents	$ 732.8	
Investments in sponsored funds	1,140.1	
Investments held as trading	18.1	$ 77.2
Debt securities held by savings bank subsidiary	—	136.0
Total	$ 1,891.0	$ 213.2
2013		
Cash equivalents	$ 1,288.1	
Investments in sponsored funds	1,611.9	
Investments held as trading	21.0	$ —
Total	**$ 2,921.0**	**$ —**

Customer deposits at our savings bank subsidiary at December 31, 2012, were not measured at fair value in our consolidated balance sheet. At December 31, 2012, the estimated fair value of these deposits, based on discounting expected cash outflows at maturity dates that range up to five years using current interest rates offered for deposits with the same dates of maturity, was $157.8 million. This fair value was determined using Level 2 inputs.

Note 7 – Property and Equipment

Property and equipment (in millions) at December 31 consists of:

	2012	2013
Computer and communications software and equipment	$ 373.9	$ 430.4
Buildings and improvements	382.3	386.6
Leasehold improvements	100.6	93.2
Furniture and other equipment	115.0	131.1
Land	40.3	40.3
Leased land	2.7	2.7
	1,014.8	1,084.3
Less accumulated depreciation and amortization	453.8	511.4
Total	**$ 561.0**	**$ 572.9**

Compensation and related costs attributable to the development of computer software for internal use totaling $7.5 million in 2011, $14.9 million in 2012, and $15.5 million in 2013 have been capitalized.

We occupy certain office facilities and lease computer and other equipment under noncancelable operating leases. Related rental expense was $26.5 million in 2011, $28.3 million in 2012, and $31.5 million in 2013. Future minimum payments under these leases aggregate $31.7 million in 2014, $29.2 million in 2015, $27.7 million in 2016, $17.7 million in 2017, $8.0 million in 2018, and $10.1 million in later years. In January 2014, we renewed and extended our operating lease at our corporate headquarters in Baltimore, Maryland through 2027. This lease agreement increases our future minimum lease payments by an additional $133.0 million, the vast majority of which will be paid in and after 2018.

Note 8 – Income Taxes

The provision for income taxes (in millions) consists of:

	2011	2012	2013
Current income taxes			
U.S. federal	$ 375.8	$ 437.3	$ 523.3
Foreign	29.9	31.3	20.7
State and local	68.8	73.8	92.9
Deferred income taxes	2.9	9.1	15.8
Total	**$ 477.4**	**$ 551.5**	**$ 652.7**

Deferred income taxes and benefits arise from temporary differences between taxable income for financial statement and income tax return purposes. Deferred income taxes in 2011 include $13.9 million related to property and equipment offset by deferred tax benefits of $15.1 million related to the recognition of stock-based compensation expense. Deferred income taxes in 2012 include $14.2 million from the reversal of deferred tax assets related to other-than-temporary impairments previously recognized on sponsored fund investments that were sold in 2012 offset by deferred tax benefits of $5.2 million related to accrued compensation. Deferred income taxes in 2013 include $5.2 million from the reversal of the deferred tax assets related to accrued compensation that were established in 2012, $5.3 million related to property and equipment, and $4.3 million from the reversal of deferred tax assets related to other-than-temporary impairments previously recognized on sponsored fund investments that were sold in 2013.

The following table reconciles the statutory federal income tax rate to the effective income tax rate.

	2011	2012	2013
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes for current year, net of federal income tax benefits	3.5	3.5	3.7
Other items	(.3)	(.1)	(.3)
Effective income tax rate	**38.2%**	**38.4%**	**38.4%**

The net deferred tax asset (liability) (in millions) recognized in our consolidated balance sheets in other assets at December 31, 2012, and income taxes payable at December 31, 2013, includes the following:

December 31,	2012	2013
Deferred tax liabilities		
Related to property and equipment	$ (31.0)	$ (36.3)
Recognized in other comprehensive income on net unrealized holding gains	(91.6)	(137.5)
Other	(14.1)	(19.4)
	(136.7)	(193.2)
Deferred tax assets		
Related to stock-based compensation	134.5	136.7
Related to other-than-temporary impairments of investments in sponsored funds	34.9	30.4
Related to accrued compensation	8.1	2.9
Recognized in other comprehensive income on currency translation adjustment	6.7	15.0
Other	3.2	5.3
	187.4	190.3
Net deferred tax asset (liability)	**$ 50.7**	**$ (2.9)**

A deferred tax liability for unremitted earnings of our foreign subsidiaries has not been recognized, as it is our intention to indefinitely reinvest these earnings outside the U.S. The unremitted earnings of these subsidiaries are estimated to be $270.8 million at December 31, 2013. If these earnings were distributed to the U.S. in the form of dividends or otherwise, or if any of the entities were sold or otherwise transferred, we would be subject to U.S. income taxes, less any foreign tax credits. Determination of the amount of the unrecognized deferred tax liability related to these earnings is not practicable.

Other assets includes tax refund receivables of $45.0 million at December 31, 2012, and $1.2 million at December 31, 2013.

Cash outflows from operating activities include net income taxes paid of $430.1 million in 2011, $514.9 million in 2012, and $532.9 million in 2013.

Additional income tax benefits of $36.3 million in 2011, $60.9 million in 2012, and $45.9 million in 2013 arising from stock-based compensation plans activity reduced the amount of income taxes that would have otherwise been payable.

The following table summarizes the changes in our unrecognized tax benefits (in millions).

	2011	2012	2013
Balance at beginning of year	$ 3.8	$ 4.7	$ 4.9
Changes in tax positions related to			
Current year	.9	.9	.7
Prior years	.4	.2	—
Expired statute of limitations	(.4)	(.9)	(.8)
Balance at end of year	**$ 4.7**	**$ 4.9**	**$ 4.8**

If recognized, these tax benefits would affect our effective tax rate; however, we do not expect that unrecognized tax benefits for tax positions taken with respect to 2013 and prior years will significantly change in 2014. The U.S. has concluded examinations related to federal tax obligations through the year 2009. Net interest recognized in our consolidated balance sheets was a $6.3 million receivable at December 31, 2012, and a $1.0 million payable at December 31, 2013. Our accounting policy with respect to interest and penalties arising from income tax settlements is to recognize them as part of our provision for income taxes. Interest recognized as part of our provision for income taxes was not material.

Note 9 – Stockholders' Equity

SHARE REPURCHASES

The Board of Directors has authorized the future repurchase of up to 11,213,467 common shares as of December 31, 2013.

DIVIDENDS

Regular cash dividends declared per share were $1.24 in 2011, $1.36 in 2012, and $1.52 in 2013. In December 2012, the Board of Directors also declared a special dividend of $1.00 per share that was paid on December 28, 2012.

RESTRICTED CAPITAL

Our consolidated stockholders' equity at December 31, 2013, includes about $79 million that is restricted as to use by various regulations and agreements arising in the ordinary course of our business.

Note 10 – Stock-Based Compensation

SHARES AUTHORIZED FOR STOCK-BASED COMPENSATION PROGRAMS

At December 31, 2013, 47,890,905 shares of unissued common stock were authorized for issuance under our stock-based compensation plans. Additionally, 3,412,508 shares are authorized for issuance under a plan whereby substantially all employees may acquire common stock through payroll deductions at prevailing market prices.

STOCK OPTIONS

The following table summarizes the status of and changes in our stock option grants during 2013.

	Options	Weighted-average exercise price	Weighted-average remaining contractual term in years
Outstanding at December 31, 2012	34,622,435	$ 48.82	
Semiannual grants	3,559,375	$ 71.73	
New hire and reload grants	22,714	$ 75.63	
Non-employee director grants	8,400	$ 74.77	
Exercised	(5,773,052)	$ 43.65	
Forfeited	(859,874)	$ 55.79	
Expired	(5,040)	$ 73.19	
Outstanding at December 31, 2013	**31,574,958**	**$ 52.18**	**5.9**
Exercisable at December 31, 2013	**19,269,276**	**$ 47.48**	**4.7**

Compensation and related costs includes a charge for stock option-based compensation expense of $79.5 million in 2011, $74.5 million in 2012, and $64.2 million in 2013.

The total intrinsic value of options exercised was $123.5 million in 2011, $239.6 million in 2012, and $182.6 million in 2013. At December 31, 2013, the aggregate intrinsic value of in-the-money options outstanding was $997.5 million, including $699.3 million related to options exercisable.

RESTRICTED SHARES AND STOCK UNITS

The following table summarizes the status of and changes in our nonvested restricted shares and restricted stock units during 2013.

	Restricted shares	Restricted stock units	Weighted-average fair value
Nonvested at December 31, 2012	1,161,164	597,042	$ 59.13
Granted to employees and non-employee directors – time based	1,101,556	398,448	$ 71.86
Granted to employees – performance based	24,000	62,250	$ 71.70
Vested (value at vest date was $40.5 million)	(328,048)	(183,722)	$ 55.35
Forfeited	(81,586)	(50,425)	$ 61.38
Nonvested at December 31, 2013	**1,877,086**	**823,593**	**$ 67.21**

The nonvested at December 31, 2013 includes 43,200 performance-based restricted shares and 118,950 performance-based restricted stock units. These nonvested performance-based restricted shares and units include 19,200 shares and 56,700 units for which the performance period has lapsed and the performance threshold has been met.

Compensation and related costs includes expenses for restricted shares and restricted stock units of $19.2 million in 2011, $29.6 million in 2012, and $50.4 million in 2013.

At December 31, 2013, non-employee directors held 35,470 vested stock units that will convert to common shares upon their separation from the Board.

FUTURE STOCK-BASED COMPENSATION EXPENSE

The following table presents the compensation expense (in millions) to be recognized over the remaining vesting periods of the stock-based compensation awards outstanding at December 31, 2013. Estimated future compensation expense will change to reflect future option grants, including future awards of unrestricted shares, restricted shares, and restricted stock units; changes in estimated forfeitures; changes in the probability of performance thresholds being met; and adjustments for actual forfeitures.

First quarter 2014	$ 27.6
Second quarter 2014	27.4
Third quarter 2014	27.5
Fourth quarter 2014	23.5
Total 2014	106.0
2015 through 2018	110.5
Total	**$ 216.5**

Note 11 – Earnings Per Share Calculations

The following table presents the reconciliation (in millions) of our net income to net income allocated to our common stockholders and the weighted-average shares (in millions) that are used in calculating the basic and diluted earnings per share on our common stock. Weighted-average common shares outstanding assuming dilution reflects the potential dilution, determined using the treasury stock method that could occur if outstanding stock options were exercised and non-participating stock awards vested.

	2011	2012	2013
Net income	$ 773.2	$ 883.6	$ 1,047.7
Less: net income allocated to outstanding restricted share and stock unit holders	(3.5)	(5.5)	(9.3)
Net income allocated to common stockholders	**$ 769.7**	**$ 878.1**	**$ 1,038.4**
Weighted-average common shares			
Outstanding	255.6	253.4	258.3
Outstanding assuming dilution	263.3	261.0	266.3

The following table shows the weighted-average outstanding stock options (in millions) that are excluded from the calculation of diluted earnings per common share as the inclusion of such shares would be anti-dilutive.

	2011	2012	2013
Weighted-average outstanding stock options excluded	7.2	5.4	3.1

Note 12 – Other Comprehensive Income and Accumulated Other Comprehensive Income

The following table presents the deferred tax benefits (income taxes) impact of the components (in millions) of other comprehensive income.

	2011	2012	2013
Net deferred tax benefits (income taxes) on			
Net unrealized holding gains or losses	$ 16.1	$ (39.7)	$ (57.8)
Reclassification adjustment related to capital gain distributions	2.1	1.8	6.0
Reclassification adjustment on net gains or losses realized on dispositions in non-operating investment income	—	13.6	5.3
Reclassification adjustment for net unrealized holding gains derecognized upon the sale of savings bank subsidiary	—	—	.6
Net deferred tax benefits (income taxes) on net unrealized holding gains or losses recognized in other comprehensive income	18.2	(24.3)	(45.9)
Deferred tax benefits on currency translation adjustment	5.0	3.7	8.3
Total deferred tax benefits (income taxes)	**$ 23.2**	**$ (20.6)**	**$ (37.6)**

The changes in accumulated other comprehensive income (in millions), by component, for each year ended December 31 are presented below.

	2010	Other comprehensive loss, net of tax	2011	Other comprehensive income, net of tax	2012	Other comprehensive income, net of tax	2013
Net unrealized holding gains on							
Investments in sponsored funds	$ 217.7	$ (45.5)	$ 172.2	$ 60.1	$ 232.3	$ 120.9	$ 353.2
Debt securities held by savings bank subsidiary	3.3	(.2)	3.1	.1	3.2	(3.2)	—
Proportionate share of investments held by UTI	—	.4	.4	.2	.6	—	.6
	221.0	(45.3)	175.7	60.4	236.1	117.7	353.8
Deferred income taxes	(85.5)	18.2	(67.3)	(24.3)	(91.6)	(45.9)	(137.5)
Net unrealized holding gains, net of taxes	135.5	(27.1)	108.4	36.1	144.5	71.8	216.3
Currency translation adjustment, net of taxes	3.6	(9.2)	(5.6)	(7.0)	(12.6)	(15.4)	(28.0)
Accumulated other comprehensive income	**$ 139.1**	**$ (36.3)**	**$ 102.8**	**$ 29.1**	**$ 131.9**	**$ 56.4**	**$ 188.3**

Other comprehensive income, net of tax, attributable to the net unrealized holding gains on our sponsored fund investments reflects net gains of $5.3 million in 2011, $39.8 million in 2012 and $28.8 million in 2013 that were reclassified to non-operating investment income upon the receipt of capital gain distributions as well as upon the sale of individual securities in 2012 and 2013. The income taxes related to these reclassifications were $2.1 million in 2011, $15.4 million in 2012 and $11.3 million in 2013 and were reclassified from accumulated other comprehensive income into our provision for income taxes. In 2013, following the sale of our savings bank subsidiary, we derecognized and reclassified $1.0 million in unrealized holding gains, including deferred taxes of $.6 million, related to the bank's debt security portfolio to non-operating investment income.

Note 13 – Other Disclosures

CONTINGENCIES

From time to time, various claims against us arise in the ordinary course of business, including employment-related claims. In the opinion of management, after consultation with counsel, the likelihood that an adverse determination in one or more pending claims would have a material adverse effect on our financial position or results of operations is remote.

RETIREMENT PLANS

Compensation and related costs includes expense recognized for our defined contribution retirement plans of $54.5 million in 2011, $58.2 million in 2012, and $61.8 million in 2013.

Note 14 – Supplementary Quarterly Financial Data (Unaudited)

	Net revenues	Net income	Basic earnings on common stock	Diluted earnings on common stock
	(in millions)		(per-share)	
2012				
1st quarter	$ 728.7	$ 197.5	$ .78	$ .75
2nd quarter	$ 736.8	$ 206.8	$ .81	$ .79
3rd quarter	$ 769.7	$ 247.3	$ .97	$ .94
4th quarter	$ 787.3	$ 232.0	$ .90	$ .88
2013				
1st quarter	$ 815.7	$ 241.9	$ .93	$ .91
2nd quarter	$ 854.3	$ 247.8	$ .95	$ .92
3rd quarter	$ 884.4	$ 270.3	$ 1.03	$ 1.00
4th quarter	$ 929.8	$ 287.7	$ 1.10	$ 1.06

The sums of quarterly earnings per share do not equal annual earnings per share because the computations are done independently.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Stockholders of
T. Rowe Price Group, Inc.:

We, together with other members of management of T. Rowe Price Group, Inc., are responsible for establishing and maintaining adequate internal control over the company's financial reporting. Internal control over financial reporting is the process designed under our supervision, and effected by the company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management has evaluated the effectiveness of internal control over financial reporting as of December 31, 2013, in relation to criteria described in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment, we believe that the company's internal control over financial reporting was effective as of December 31, 2013.

KPMG LLP, an independent registered public accounting firm, has audited our financial statements that are included in this annual report and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2013.

February 4, 2014

James A.C. Kennedy
Chief Executive Officer and President

Kenneth V. Moreland
Vice President, Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
T. Rowe Price Group, Inc.:

We have audited the accompanying consolidated balance sheets of T. Rowe Price Group, Inc. and subsidiaries ("the Company") as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 4, 2014, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Baltimore, Maryland
February 4, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
T. Rowe Price Group, Inc.:

We have audited T. Rowe Price Group, Inc. and subsidiaries' ("the Company") internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, T. Rowe Price Group, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated February 4, 2014, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Baltimore, Maryland
February 4, 2014

CORPORATE HEADQUARTERS

100 East Pratt Street
Baltimore, Maryland 21202
United States

(410) 345-2000

OFFICE LOCATIONS

Sydney, Australia

Toronto, Canada

Copenhagen, Denmark

Hong Kong

Tokyo, Japan

Luxembourg

Amsterdam, Netherlands

Singapore

Zurich, Switzerland

Dubai, United Arab Emirates

London, United Kingdom

UNITED STATES:

San Francisco, California

Colorado Springs, Colorado

Tampa, Florida

Baltimore, Maryland

Owings Mills, Maryland

U.S. INVESTOR CENTERS

Colorado Springs, Colorado

Washington, D.C.

Tampa, Florida

Baltimore, Maryland

Owings Mills, Maryland

Tysons Corner, Virgina

ADDITIONAL INFORMATION

SEC FORM 10-K
A paper copy is available, at no charge, by sending a written request to:

DAVID OESTREICHER
Corporate Secretary
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, MD 21202
Fax (410) 345-3223

A copy is available on our website: **troweprice.com**

TRANSFER AGENT AND REGISTRAR
Wells Fargo Bank, N.A.
1110 Centre Pointe Curve
Mendota Heights, MN 55120
(888) 648-8155
wellsfargo.com/shareownerservices

SEND STOCKHOLDER INQUIRIES TO:
Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
Baltimore, MD

ANNUAL MEETING
April 24, 2014, at 10 a.m.
T. Rowe Price Group, Inc.
Owings Mills Corporate Campus
4435 Painters Mill Road
Owings Mills, MD 21117

BOARD OF DIRECTORS

MARK S. BARTLETT
Retired Managing Partner,
Ernst & Young

EDWARD C. BERNARD
Vice Chairman

JAMES T. BRADY*
Mid-Atlantic Managing Director,
Ballantrae International Ltd.

MARY K. BUSH
President,
Bush International, LLC

DONALD B. HEBB, JR.
Chairman,
ABS Capital Partners

DR. FREEMAN A. HRABOWSKI III
President,
University of Maryland,
Baltimore County

JAMES A.C. KENNEDY
Chief Executive Officer
and President

ROBERT F. MACLELLAN
Non-Executive Chairman,
Northleaf Capital Partners

BRIAN C. ROGERS
Chairman
and Chief Investment Officer

SENATOR OLYMPIA J. SNOWE
Chief Executive,
Olympia Snowe, LLC

DR. ALFRED SOMMER
Dean Emeritus and University
Distinguished Service Professor,
Johns Hopkins Bloomberg
School of Public Health

DWIGHT S. TAYLOR
Retired President,
COPT Development & Construction
Services, LLC

ANNE MARIE WHITTEMORE
Partner,
McGuireWoods LLP

*Mr. Brady will not stand for reelection at the 2014 Annual Meeting.

VISIT OUR INTERACTIVE ANNUAL REPORT AT:
troweprice.com/annualreport2013

The bighorn sheep reflects many important aspects of the T. Rowe Price culture, values, and investment philosophy. A sure-footed and agile climber, its ability to steadily navigate rough terrain represents the way investors rely on us to follow our disciplined process through all market conditions.

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T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202
(410) 345-2000 | troweprice.com

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